1933 Act File No.: 333-148457

1940 Act File No.: 811-22160

CIK No.: 1421757

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-6

FOR REGISTRATION UNDER THE SECURITIES ACT

OF 1933 OF SECURITIES OF UNIT INVESTMENT

TRUSTS REGISTERED ON FORM N-8B-2

A.	Exact name of trust:

BLPP 1

B.	Name of depositor:

BARCLAYS CAPITAL INC.

C.	Complete address of depositor’s principal executive offices:

745 Seventh Avenue

New York, New York 10019

D.	Name and complete address of agent for service:

WITH A COPY TO:

SHIRIN EMAMI	SCOTT R. ANDERSON
Barclays Capital Inc.	Chapman and Cutler LLP
200 Park Avenue	111 W. Monroe
New York, New York 10166	Chicago, Illinois 60603-4080

E.	Title of securities being registered: Units of undivided beneficial interest in the trust

F.	Approximate date of proposed public offering:

AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

☐	Check box if it is proposed that this filing will become effective on , 2009 at pursuant to Rule 487.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

CONTENTS OF REGISTRATION STATEMENT

This Amendment to the Registration Statement comprises the following papers and documents:

The facing sheet

The prospectus

The signatures

The consents of the initial evaluator, independent public accountants and legal counsel

The following exhibits:

1.1	Form of Trust Agreement (to be filed by amendment)

1.1.1	Form of Standard Terms and Conditions of Trust (to be filed by amendment)

1.2	Certificate of Incorporation of Barclays Capital Inc. Reference is made to Exhibit A(6)(a) to the Registration Statement on Form N-8B-2 for BLPP (File No. 811-22160) as filed on January 3, 2008.

1.3	Bylaws of Barclays Capital Inc. Reference is made to Exhibit A(6)(b) to the Registration Statement on Form N-8B-2 for BLPP (File No. 811-22160) as filed on January 3, 2008.

2.1	Form of Copy of Certificate of Ownership (included in Exhibit 1.1.1 filed herewith and incorporated herein by reference).

2.2	Form of Code of Ethics (to be filed by amendment)

3.1	Opinion of counsel as to legality of securities being registered (to be filed by amendment).

3.2	Consent of Sullivan & Cromwell LLP (to be filed by amendment).

3.3	Opinion of counsel as to the Trustee and the Trust. (to be filed by amendment).

4.1	Consent of evaluator (to be filed by amendment).

4.2	Consent of independent auditors (to be filed by amendment).

6.1	List of directors and officers of Barclays Capital Inc.

7.1	Financial Statements of Barclays Capital Inc. Reference is made to the financial statements included in Form X-17A-5 for Barclays Capital Inc. (File No. 8-41342) as filed on March 2, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, BLPP 1 has duly caused this amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 22nd day of May, 2009.

BLPP 1

By BARCLAYS CAPITAL INC., DEPOSITOR

By:	/s/ PHILIPPE EL-ASMAR
Philippe El-Asmar
Managing Director, Americas

Pursuant to the requirements of the Securities Act of 1933, this amended Registration Statement has been signed below on May 22, 2009 by the following persons in the capacities indicated:

/s/ MARTIN KELLY
Martin Kelly
Director of Barclays Capital Inc.

/s/ GERARD S. LAROCCA
Gerard S. LaRocca
Director of Barclays Capital Inc.

/s/ IAN LOWITT
Ian Lowitt
Director of Barclays Capital Inc.

/s/ ERIN MANSFIELD
Erin Mansfield
Director of Barclays Capital Inc.

/s/ MICHAEL MONTGOMERY
Michael Montgomery
Director of Barclays Capital Inc.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus Dated May 22, 2009

[BARCLAYS LOGO]

PRONTO™ SERIES 2009-1

(a unit investment trust included in BLPP 1)

PRONTO™ Series 2009-1 (the “Company”) seeks to provide capital appreciation potential combined with loss protection using a five-year strategy that seeks to capture [55%] of any price appreciation of a basket of domestic and global indices (the “Index Basket”), with such Index Basket price appreciation limited to [50%] over this period. The Index Basket includes the S&P 500® Index (the “S&P 500 Index”), the Dow Jones EURO STOXX 50® Index (the “DJ EURO STOXX 50 Index”), the Nikkei® 225 Index (the “Nikkei 225 Index”) and the FTSE® 100 Index (the “FTSE® 100 Index”) with each index weighted equally within the Index Basket. The Index Basket is not a separate index but a mathematical combination of the four indices used to measure the performance of the investments held by the Company. The Company is intended to return to unitholders on or about the Company’s mandatory termination date in five years (1) [$1,000] per unit plus (2) an amount equal to [$1,000] multiplied by [55%] of the lesser of (a) [50%] or (b) the percentage increase in the value of the Index Basket, if any, from the value of the Index Basket at the close of the market on the [3rd] business day after the Company’s initial date of deposit, which will be 1.0 (the “Starting Value”) to the value of the Index Basket at the close of the market on the Company’s mandatory termination date, which will be 1.0 plus the arithmetic mean of the percentage changes in the Indices from the close of the market on the [3rd] business day after the Company’s initial date of deposit to the close of the market on the Company’s mandatory termination date (the “Closing Value”). The value of the Index Basket does not include dividends paid on any of the stocks in the Index Basket. There can be no assurance that the Company will achieve its objective.

Prospectus

            , 2009

As with any investment, the Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any contrary representation is a criminal offense.

INVESTMENT OVERVIEW

Investment Objective

The Company seeks to provide capital appreciation potential combined with loss protection for unitholders that hold their investment through the Company’s mandatory termination date. There can be no assurance that the Company will achieve its objective.

Principal Investment Strategy

The Company seeks to achieve its objective by investing in “over-the-counter” options linked to the Index Basket (the “Options”) that collectively may provide an investor up to [55%] of any increase in the value of the Index Basket, with such increase in the value of the Index Basket limited to [50%], while also providing protection against decreases in the value of the Index Basket at termination of the Company. The Company is intended to return to unitholders on or about the Company’s mandatory termination date in five years (1) [$1,000] per unit plus (2) an amount equal to [$1,000] multiplied by [55%] of the lesser of (a) [50%] or (b) the percentage increase in the value of the Index Basket, if any, from the Starting Value of the Index Basket to the Closing Value of the Index Basket. The Starting Value of the Index Basket will be 1.0, and the Closing Value of the Index Basket will be 1.0 plus the arithmetic mean of the percentage changes in the value of the Indices from the close of the market on the [3rd] business day after the Company’s initial date of deposit to the close of the market on the Company’s mandatory termination date. The value of the Index Basket does not include dividends paid on any of the stocks in the indices within the Index Basket (individually, an “Index” and collectively, “Indices”).

The Company’s initial portfolio consists of three kinds of Options referred to as “Call Option A,” “Call Option B” and the “Put Option”. Each kind of Option may be comprised of one or more options each with a notional amount of [$1,000]. Call Option A and Call Option B are collectively referred to as the “Call Options”. The Call Options provide financial exposure to increases in the value of the Index Basket while the Put Option provides protection from declines in the value of the Index Basket. The counterparty to each Option is referred to as an “Option Counterparty”. The Company is designed to provide loss protection only if you hold units until the Company’s mandatory termination date.

Call Option A is intended to provide the Option holder a return at expiration approximately equal to [55%] of any appreciation in the Index Basket above its strike price over the Company’s life, with such Index Basket appreciation limited to [50%]. The strike price of Call Option A is [100%] of the Index Basket Starting Value. If the Index Basket Closing Value is equal to or less than the Index Basket Starting Value, then Call Option A will expire without a payment being made to the Option holder. If the Index Basket Closing Value is greater than the Index Basket Starting Value, then Call Option A will provide the Option holder a payment by the Option Counterparty equal to [55%] of the percentage increase in the value of the Index Basket over its strike price, with such Index Basket appreciation limited to [50%]. Call Option A has a payment at expiration equal to a minimum of $0 and a maximum of [$1,275] per option. Call Option A provides a payment at expiration that increases within such limits if the Index Basket value rises.

Call Option B is intended to provide the Option holder a return at expiration approximately equal to any appreciation in the Index Basket over the Company’s life over its strike price. If the Index Basket Closing Value is equal to or less than Call Option B’s strike price, which is [70%] of the Index Basket Starting Value, then Call Option B will expire without a payment being made to the Option holder. If the Index Basket Closing Value is greater than Call Option B’s strike price, then Call Option B will provide the Option holder a payment by the Option Counterparty equal to the percentage of the value of the Index Basket in excess of Call Option B’s strike price, subject to a maximum of [$1,000] per option. Call Option B has a payment at expiration equal to a minimum of $0 and a maximum of [$1,000] per option. Call Option B provides a payment at expiration that increases within such limits if the Index Basket value rises.

The Put Option is intended to provide a return at expiration approximately equal to any declines in the Index Basket over the Company’s life below its strike price. If the Index Basket Closing Value is equal to or greater than the Put Option’s strike price, which is [170%] of the Index Basket Starting Value, then the Put Option will expire without a payment being made to the Option holder. If the Index Basket Closing Value is less than the Put Option’s strike price, then the Put Option will provide the Option holder a payment by the Option Counterparty equal to the percentage of the value of the Index Basket below the Put Option’s strike price, subject to a maximum of [$1,000] per option. The Put Option has a payment at expiration equal to a minimum of $0 and a maximum of [$1,000] per option. The Put Option provides a payment at expiration that increases if the Index Basket value falls.

Detailed information about each Option appears under “Investment Overview—The Options”. Examples of how the Options are designed to work together within the Company’s investment strategy appear under “Investment Overview—Hypothetical Option Expiration Examples”. The investment strategy described herein is covered by U.S. Patent Nos. 7,472,086 and 7,475,033 and is patent pending.

Principal Risks

As with all investments, you can lose money by investing in the Company. The Company also might not perform as well as you expect. This can happen for reasons such as these:

•	Option values will fluctuate. The value of your investment may fall over time.

•

The Company is designed to provide loss protection only to investors that hold units until the Company’s mandatory termination date and with respect to such investors, only to the extent of [$1,000] per unit. The Company might not achieve this protection in certain circumstances. You will not benefit from this protection if you redeem units prior to the mandatory termination date or if you purchase units at a price above the loss protection amount per unit. The Company might not provide its anticipated loss protection in certain circumstances. These circumstances may include, but are not limited to, if the Company terminates early, an Option Counterparty defaults on its obligations, any Index is no longer published, or the Company disposes of Options due to adverse credit factors affecting an Option Counterparty, due to adverse tax law changes affecting treatment of the Options or to pay Company expenses.

•

The performance of the Options at termination of the Company depends on any change in value of the Index Basket from the Starting Value to the Closing Value only. If the Index Basket Closing Value is less than or equal to the Starting Value, you will not realize any appreciation at termination of the Company even if the Index Basket value was higher than the Starting Value at some point during the life of the Company prior to expiration of the Options.

•

The maximum return of the Options is limited. If the Index Basket Closing Value is greater than the Starting Value, the Company will receive aggregate payments at expiration of the Options equal to [$1,000] per unit plus an additional amount that will not exceed [$275] per unit, regardless of any appreciation in the Index Basket, which could be significant.

•

The value of an Option may be adversely affected by various factors, including factors affecting the Option Counterparties, the Index Basket or the issuers of stocks underlying the Indices. The value of an Option will be affected by various factors including, but not limited to, changes in the value of the Index Basket, the financial condition of the issuers of Index component stocks or the Options, an increase in interest rates, a change in the actual and perceived volatility of the securities markets and the Indices, and the remaining time to expiration of an Option. No one can guarantee that a liquid secondary trading market will exist for any Option. The value of an Option may be adversely affected if a market for the Option is limited.

•

An Option Counterparty may become unable to make a payment due to the Company in connection with an Option. The Company’s ability to achieve its investment objective will depend upon the ability of each Option Counterparty to meet its obligations. If an Option Counterparty defaults on any payment that becomes due to the Company upon expiration of the relevant Option, the Company will suffer losses and may be unable to return at least [$1,000] per unit to unitholders on or about the Company’s mandatory termination date. The Company’s sponsor intends to monitor the financial condition of the Option Counterparties by reviewing the credit ratings of the Option Counterparties published by nationally recognized statistical ratings organizations such as Standard & Poor’s and Moody’s Investor Services, Inc.; however, you should understand that the Company’s portfolio is not actively managed and may continue to hold Options even if the rating of the Option Counterparty is downgraded.

•	Certain of the Indices in the Index Basket include component stocks of foreign companies. An investment linked to securities of foreign companies present risks beyond those of U.S. issuers.

•

The Company is considered to be concentrated in Options with Option Counterparties that are companies in the financial services industry, such as banks, insurance companies and/or broker-dealers. Recently, financial services companies have faced significant difficulty related to the recent downturn in the housing and mortgage lending markets, corresponding declines in the value of mortgage-backed securities and the resulting impact on all areas of the financial services industry. No one can predict the impact that the recent difficulties will have on the economy, financial service companies or the Option Counterparties. Negative developments in the financial services industry may affect the value of your investment more than would be the case in a more diversified investment.

•	The Company does not actively manage the portfolio. Except in limited circumstances, the Company will hold the same Options even if their market value declines.

•

The Company may have to change its investments in a manner that results in taxable distributions. If an Option Counterparty is downgraded to below investment grade, if there is a change in tax or securities law or for certain other reasons outlined below under “Administration of the Company,” the Company may have to change its investments. Any such change could result in taxable gains or losses to the Company, or subsequent distributions of taxable income to unitholders. Moreover, while subsequent investments will be in accordance with the Company’s investment objectives as described herein, it might not be possible to fully meet the Company’s investment objectives with such new investments.

•

Certain unitholders may be able to elect an in-kind distribution of Options in connection with a unit redemption. If you elect to receive Options in connection with a unit redemption and do not continue to hold all three kinds of Options in the same proportion as distributed in your in-kind redemption, the loss protection, risks and tax consequences of your investment will differ from holding units in the Company. You may lose the benefit of loss protection at expiration of the Options and your investment will be subject to additional risks. In addition, the tax consequences of holding the Options directly will be materially different than the tax consequences of holding units in the Company even if you continue to hold all three kinds of Options in their original proportions, including that some of the return could be treated as ordinary income or short-term capital gain or loss. If you incur a short-term capital loss, you may not be able to use that loss to offset any ordinary income earned in respect of the Options. The conversion transaction rules of the Internal Revenue Code of 1986, as amended (the “Code”) may apply which could result in a portion of the gain on one or more of the Options being treated as ordinary income (notwithstanding a loss on the one or more of the other Options). Thus, you may be required to recognize taxable income notwithstanding you sold the Options at a loss. There can be no guarantee that a liquid trading market for the Options will exist at the time of any unit redemption.

Who Should Invest?

The units may be a suitable investment for you if:

•	You believe that the value of the Index Basket will increase but seek protection against declines in the Index Basket value at the maturity of this investment.

•	You intend to hold this investment for its entire term.

•	You are willing to accept the risk of fluctuations in stock and option prices in general and prices of the component stocks of the Indices in particular.

•	You do not seek current income from this investment.

•	You seek an investment with a return linked to the performance of foreign and domestic stocks that are components of the Indices.

•	You are comfortable with an investment where the return is limited.

•	You seek protection against losses.

•	You are comfortable with an unmanaged investment in options linked to the Index Basket.

The units may not be a suitable investment for you if:

•	You are not willing to be exposed to fluctuations in stock and option prices in general and prices of the component stocks of the Indices in particular.

•	You believe the value of the Index Basket will decrease.

•	You believe the value of the Index Basket will increase by greater than [50%] over the Company’s life or are unwilling to limit your potential return.

•	You seek current income.

•	You do not seek an investment with a return limited to the performance of foreign and domestic stocks that are components of the Indices.

•	You do not seek protection against losses.

•	You are uncomfortable with an unmanaged investment in options linked to the Index Basket.

•	You are uncomfortable holding this investment for its entire term.

•	You are uncomfortable with exposure to financial institutions that is not collateralized.

Essential Information

Unit Price at Inception	[$1000.00]

Initial Date of Deposit	, 2009
Mandatory Termination Date	, [2014]

Distribution dates	Last day of December
Record dates	15th day of December

CUSIP Number

Ticker Symbol

Minimum Investment	$ / units

Fees and Expenses

The amounts below are estimates of the direct and indirect expenses that you may incur based on the initial unit price. Actual expenses may vary.

	As a % of $1,000 Invested	Amount per Unit
Maximum sales charge	[ %]	[$ ]

Organization costs	%	$
Annual operating expenses	As a % of Net Assets	Amount per 100 Units

Trustee fee	0. %	$
Evaluator fee	0. %	$
Operating expenses	0. %	$
Total	%	$

The maximum sales charge is [    %] of the public offering price per unit. You pay the sales charge at the time of purchase. Reduced sales charges apply to certain purchases. See “Investor Information—Buying Units.” The Company pays organization costs after the end of the initial offering period, which the sponsor currently anticipates will be one day.

Example

This example helps you compare the cost of the Company with other unit trusts and mutual funds. The example assumes that the Company’s expenses do not change and that the Company’s annual return is 5%. Your actual returns, sales charge and expenses may vary. Based on these assumptions, you would pay these expenses over each holding period shown for every $10,000 you invest in the Company:

1 year	$
3 years	$
5 years (life of Company)	$

These amounts are the same regardless of whether you sell your investment at the end of the applicable period or continue to hold your investment.

The Options

The Company’s portfolio include three kinds of Options that each obligate the relevant Option Counterparty to make a payment to the holder upon expiration of the Options based on the Closing Value of the Index Basket relative to the Starting Value of the Index Basket as more fully described below. The Options consist of two Call Options and the Put Option. The Company’s portfolio consists of Options written by four Option Counterparties. Options written by each Option Counterparty represent less than 25% of the Company’s total assets on the Company’s initial date of deposit. Two Option Counterparties have each written a portion of the Call Options and two separate Option Counterparties have each written a portion of the Put Option. The Options will be exercisable on the Company’s mandatory termination date. The calculation described below will not apply to the termination of the Options prior to the Company’s mandatory termination date.

Call Option A is intended to provide the Option holder a return at expiration approximately equal to [55%] of any appreciation in the Index Basket, over its strike price with such Index Basket appreciation limited to [50%]. The strike price of Call Option A is [100%] of the Index Basket Starting Value. If the Index Basket Closing Value is equal to or less than the Index Basket Starting Value, then Call Option A will expire without a payment being made to the Option holder. If the Index Basket Closing Value is greater than the Index Basket Starting Value, then Call Option A will provide the Option holder a payment by the relevant Option Counterparty equal to [55%] of the percentage increase in the value of the Index Basket, with such Index Basket price increase limited to [50%]. In such event, Call Option A obligates the relevant Option Counterparty to pay the Option holder an amount per option at expiration approximately equal to the lesser of (i) [$1,275] per option and (ii) [$1,000] multiplied by the following quotient, expressed as a percentage:

[0.55] X (Index Basket Closing Value – Index Basket Starting Value)
Index Basket Starting Value

Call Option B is intended to provide the Option holder a return at expiration approximately equal to any appreciation in the Index Basket over the Company’s life over its strike price. If the Index Basket Closing Value is equal to or less than Call Option B’s strike price, which is [70%] of the Index Basket Starting Value, then Call Option B will expire without a payment being made to the Option holder. If the Index Basket Closing Value is greater than Call Option B’s strike price, then Call Option B will provide the Option holder a payment by the Option Counterparty equal to the percentage of the value of the Index Basket in excess of Call Option B’s strike price, subject to a maximum of [$1,000] per option. In such event, Call Option B obligates the relevant Option Counterparty to pay the Option holder an amount per option at expiration approximately equal to the lesser of (i) [$1,000] per option and (ii) [$1,000] multiplied by the following quotient, expressed as a percentage:

Index Basket Closing Value – [70%] of Index Basket Starting Value
Index Basket Starting Value

The Put Option is intended to provide a return at expiration approximately equal to any declines in the Index Basket over the Company’s life below its strike price. If the Index Basket Closing Value is equal to or greater than the Put Option’s strike price, which is [170%] of the Index Basket Starting Value, then the Put Option will expire without a payment being made to the Option holder. If the Index Basket Closing Value is less than the Put Option’s strike price, then the Put Option will provide the Option holder a payment by the relevant Option Counterparty equal to the percentage of the value of the Index Basket below the Put Option’s strike price, subject to a maximum of [$1,000] per option. In such event, the Put Option obligates the relevant Option Counterparties to pay the Option holder an amount per option at expiration of the Put Option approximately equal to the lesser of (i) [$1,000] per option and (ii) [$1,000] multiplied by the following quotient, expressed as a percentage:

[170%] of Index Basket Starting Value – Index Basket Closing Value
Index Basket Starting Value

The Starting Value of the Index Basket will be 1.0. The Closing Value of the Index Basket will be 1.0 plus the arithmetic mean of the percentage changes in the value of the Indices from the close of the market on the [3rd] business day after the Company’s initial date of deposit to the close of the market on the Company’s mandatory termination date, which is calculated as follows:

C(i)Initial = The closing value of each Index at the close of the market on the [3rd] business day after the Company’s initial date of deposit.

C(i)Final = The closing value of each Index at the close of the market on the Company’s mandatory termination date.

The Company seeks to achieve exposure to appreciation in the Index Basket, subject to a maximum of [50%] by investing in the Call Options and seeks to provide protection against declines in the Index Basket by investing in the Put Option. As a result of the Company’s combined investment in the Options, the Company’s aggregate return on the Company’s mandatory termination date is expected to correspond with [55%] of any appreciation in the value of the Index Basket, with such Index Basket appreciation limited to [50%]. In addition, if the value of the Index Basket declines, the Company’s aggregate return on the Company’s mandatory termination date is expected to exceed the performance of the Index Basket by returning to unitholders an amount approximately equal to the original unit value.

The Options held by the Company are set forth under “Investment Overview—Schedule of Investments.” As of the close of business on the day before the Company’s initial date of deposit, Call Option A represented approximately [    %] of the value of the Company’s portfolio, Call Option B represented approximately [    %] of the value of the Company’s portfolio and the Put Option represented approximately [    %] of the value of the Company’s portfolio. The Option Counterparties are described under “Investment Overview—Option Counterparties.”

The Options are over-the-counter options and are not listed on (or subject to the rules of) a securities exchange. The Options are automatically exercised at their expiration date in approximately five years and may not be exercised prior to their expiration date. The Option Counterparties are not expected to collateralize the Options. The Company is expected to have the right to terminate the Options with their respective Option Counterparties. If the Company exercises its right to terminate Options, the Option Counterparty will unwind the Options for cash equal to an amount payable in connection with such termination. The Company may also sell or transfer the Options to certain other institutional investors.

The value of the Options in the Company will fluctuate during the life of the Company and not necessarily in the same magnitude. The Company portfolio is structured to provide loss protection to investors that hold units of the Company through the Company’s mandatory termination date in an amount approximately equal to [$1,000] per unit. If you redeem units prior to the Company’s scheduled mandatory termination date, you will not benefit from this loss protection feature and may lose a substantial portion or all of the value of your original investment. In addition, investors who purchase units at a price above [$1,000] per unit may not receive the full amount of their original investment.

Index Descriptions

The sponsor has derived all information in this prospectus about the sponsors of the Indices (the “Index Sponsors”) and each Index from publicly available information. The sponsor has not participated and will not participate in the preparation of any of those documents. Nor has the sponsor made, nor will the sponsor make, any “due diligence” investigation or any inquiry with respect to an Index Sponsor or an Index in connection with entering into the Options or the offering of the units. The sponsor does not make any representation that any publicly available document or any other publicly available information about any Index Sponsor or Index is accurate or complete. Furthermore, the sponsor does not know whether all events occurring before the date of this prospectus, including events that would affect the accuracy or completeness of the publicly available documents referred to above or the level of any Index, have been publicly disclosed. Subsequent disclosure of any events of this kind or the disclosure of or failure to disclose material future events concerning any Index Sponsor or Index could affect the value of the Options and the payment you will receive upon redemption of units or at the termination of the Company and, therefore, the market value of the units.

The Index Basket consists of an equal-weighted group of foreign and domestic indices that includes the S&P 500 Index, the DJ EURO STOXX 50 Index, the Nikkei 225 Index and the FTSE® 100 Index. The Index Basket is not a separate index but a combination of the four Indices used to measure the performance of the Options held by the Company.

S&P 500 Index. All information regarding the S&P 500 Index set forth below reflects the policies of, and is subject to change by, Standard & Poor’s, a division of The McGraw Hill Companies, Inc. (“S&P”). The S&P 500 Index is calculated, maintained and published by S&P. The S&P 500 Index is reported by Bloomberg under the ticker symbol “SPX <Index>.” The S&P 500 Index is intended to provide an indication of the pattern of stock price movement. The daily calculation of the level of the S&P 500 Index, discussed below in further detail, is based on the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

S&P chooses companies for inclusion in the S&P 500 Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of its database, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P for new additions include the financial viability of the particular company, the extent to which that company represents the industry group to which it is assigned, adequate liquidity and reasonable price, an unadjusted market capitalization of US$5 billion or more, U.S. domicile, a public float of at least 50% and company classification (i.e. operating companies and not a closed-end fund, holding company, tracking stock, partnership, investment vehicle or royalty trust, and the extent to which the market value of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market price and trading activity of the common stock of that company. The ten main groups of companies that comprise the S&P 500 Index include: Consumer Discretionary, Consumer Staples, Energy, Financials, Health Care, Industrials, Information Technology, Materials, Telecommunication Services and Utilities. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500 Index to achieve the objectives stated above. The S&P 500 Index does not reflect the payment of dividends on the stocks included in the S&P 500 Index.

As of September 16, 2005, S&P has used a full float-adjusted formula to calculate the S&P 500 Index. With a float-adjusted index, the share counts used in calculating the S&P 500 Index will reflect only those shares that are available to investors, not all of a company’s outstanding shares. The float-adjusted S&P 500 Index is calculated as the quotient of (1) the sum of the products of (a) the price of each common stock, (b) the total shares outstanding of each common stock and (c) the investable weight factor and (2) the index divisor. The investable weight factor is calculated by dividing (1) the available float shares by (2) the total shares outstanding. Available float shares reflects float adjustments made to the total shares outstanding. Float adjustments seek to distinguish strategic shareholders (whose holdings depend on concerns such as maintaining control rather than the economic fortunes of the company) from those holders whose investments depend on the stock’s price and their evaluation of the company’s future prospects. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

•	holdings by government entities, including all levels of government in the United States or foreign countries; and

•

holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

In cases where holdings in a group as described above exceeds 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the S&P 500 Index’s calculation. In addition, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held by mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are, however, considered part of the float. Changes in a company’s shares outstanding of 5.0% or more due to mergers, acquisitions, public offerings, private placements, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5.0% or more (due to, for example, company stock repurchases, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participation units, or other recapitalizations) are made weekly and are announced on Tuesday for implementation after the close of trading on Wednesday. Changes of less than 5.0% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two to five days prior. Corporate actions such as stock splits, stock dividends, spinoffs and rights offerings are generally applied after the close of trading on the day prior to the ex-date. Share changes resulting from exchange offers are made on the ex-date. Changes in investable weight factors of more than ten percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in investable weight factors will be made annually, in September when investable weight factors are reviewed.

As discussed above, the value of the S&P 500 Index is the quotient of (1) the total float-adjusted market capitalization of the S&P 500 Index’s constituents (i.e., the sum of the products of (a) the price of each common stock, (b) the total shares outstanding of each common stock and (c) the investable weight factor) and (2) the index divisor. Continuity in index values is maintained by adjusting the divisor for all changes in the constituents’ share capital after the base date, which is the period from 1941 to 1943. This includes additions and deletions to the index, rights issues, share buybacks and issuances, and spinoffs. The index divisor’s time series is, in effect, a chronological summary of all changes affecting the base capital of the S&P 500 Index since the base date. The index divisor is adjusted such that the index value at an instant just prior to a change in base capital equals the index value at an instant immediately following that change. Some corporate actions, like stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500 Index and do not require adjustments to the index divisor.

Additional information on the S&P 500 Index is available on the following website: http://www.standardandpoors.com.

Neither the sponsor nor the Company are affiliated with S&P. Neither the Company, the units, nor the Options are sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the unitholders or any member of the public regarding the advisability of investing in securities generally or the units particularly, or the ability of the S&P 500 Index to track general stock market performance. The S&P 500 Index is determined, composed and calculated by S&P without regard to the Company, the Options or the units. S&P has no obligation to take the needs of the Company, the Option holders or the unitholders into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the units to be issued or in the determination or calculation of the equation by which the units or Options are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the units or Options.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED AS TO RESULTS TO BE OBTAINED BY THE COMPANY, ANY OPTION HOLDER, UNITHOLDERS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

“Standard & Poors®”, “S&P®”, “S&P 500®” and “500” are trademarks of The McGraw-Hill Companies, Inc. The Company is not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the units.

DJ EURO STOXX 50 Index. All information regarding the DJ EURO STOXX 50 Index set forth below reflects the policies of, and is subject to change by, STOXX Limited (“STOXX”), a joint venture among Deutsche Börse AG, Dow Jones & Company, Inc. (“Dow Jones”) and SWX Swiss Exchange. The DJ EURO STOXX 50 Index is calculated, maintained and published by STOXX. The DJ EURO STOXX 50 Index is reported by Bloomberg under the ticker symbol “SX5E <Index>.” It is also published in The Wall Street Journal and disseminated on the STOXX website, www.stoxx.com.

The DJ EURO STOXX 50 Index is composed of 50 European blue-chip companies from within the Eurozone portion of the Dow Jones STOXX 600 Supersector indices. The Dow Jones STOXX 600 Supersector indices contain the 600 largest stock traded on the major exchanges of 18 European countries and are organized into the following 18 Supersectors: automobiles & parts; banks; basic resources; chemicals; construction & materials; financial services; food & beverage; health care; industrial goods & services; insurance; media; oil & gas; personal & household goods; retail; technology; telecommunications; travel & leisure; and utilities.

Publication of the DJ EURO STOXX 50 Index was introduced on June 15, 1998, with a base value of 100 as of December 31, 1991.

The DJ EURO STOXX 50 Index is compiled and calculated as follows. It is calculated with the “Laspeyres formula,” which measures price changes against a fixed base quantity weight. The DJ EURO STOXX 50 Index is weighted by free float market capitalization. Each component’s weight is capped at 10% of the DJ EURO STOXX 50 Index’s total free float market capitalization. Free float weights are reviewed quarterly and the DJ EURO STOXX 50 Index composition is reviewed annually in September.

Within each of the 18 Dow Jones EURO STOXX Supersector indices, the component stocks are ranked by free float market capitalization. The largest stocks are added to the selection list until the coverage is close to, but still less than, 60% of the free float market capitalization of the corresponding Dow Jones EURO STOXX Total Market Index (“TMI”) Supersector index. If the next-ranked stock brings the coverage closer to 60% in absolute terms, then it is also added to the selection list. Any remaining stocks that are current DJ EURO STOXX 50 Index components are added to the selection list. The stocks on the selection list are ranked by free float market capitalization. In exceptional cases, the STOXX Limited Supervisory Board may make additions and deletions to the selection list.

The 40 largest stocks on the selection list are chosen as components. Any remaining current components of the DJ EURO STOXX 50 Index ranked between 41 and 60 are added as index components. If the component number is still below 50, then the largest remaining stocks on the selection list are added until the DJ EURO STOXX 50 Index contains 50 stocks.

The DJ EURO STOXX 50 Index has an index divisor, which is adjusted to maintain the continuity of the DJ EURO STOXX 50 Index’s value across changes due to corporate actions such as:

•	the issuance of dividends,

•	the occurrence of stock splits,

•	the stock repurchase by the issuer, and

•	other reasons.

Additional information on the DJ EURO STOXX 50 Index is available on the following website: http://www.stoxx.com.

Neither the sponsor nor the Company are affiliated with STOXX. STOXX and Dow Jones have no relationship to the sponsor or the Company. STOXX and Dow Jones do not:

•	sponsor, endorse, sell or promote the Company, Options or units;

•	recommend that any person invest in the Company, Options or units;

•	have any responsibility or liability for or make any decisions about the timing, amount or pricing of the units or Options;

•	have any responsibility or liability for the administration, management or marketing of the Company, Options or units; or

•	consider the needs of the Company, any Option holder or the unitholders in determining, composing or calculating the DJ EURO STOXX 50 Index or have any obligation to do so.

STOXX and Dow Jones will not have any liability in connection with the Company, the Options or the units. Specifically, STOXX and Dow Jones do not make any warranty, express or implied and disclaim any and all warranty about:

•

the results to be obtained by the units, the Options, the unitholders, any Option holder or any other person in connection with the use of the DJ EURO STOXX 50 Index and the data included in the DJ EURO STOXX 50 Index;

•	the accuracy or completeness of the DJ EURO STOXX 50 Index and its data; or

•	the merchantability and the fitness for a particular purpose or use of the DJ EURO STOXX 50 Index and its data;

STOXX and Dow Jones will have no liability for any errors, omissions or interruptions in the DJ EURO STOXX 50 Index or its data. Under no circumstances will STOXX or Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX or Dow Jones knows that they might occur. The DJ EURO STOXX 50 Index is proprietary and copyrighted material.

Nikkei 225 Index. All information regarding the Nikkei 225 Index set forth below reflects the policies of, and is subject to change by, Nikkei Inc. Nikkei Digital Media, Inc., a wholly owned subsidiary of Nikkei Inc. calculates and disseminates the Nikkei 225 Index under exclusive agreement with Nikkei Inc. Nikkei Inc. and Nikkei Digital Media Inc. are collectively the “Nikkei Index Sponsor”. The Nikkei 225 Index is reported by Bloomberg under the ticker symbol “NKY <Index>.”

The Nikkei 225 Index is a modified price-weighted stock index that measures the composite price performance of 225 underlying stocks (the “Underlying Stocks”) trading on the First Section of the Tokyo Stock Exchange, Inc. (“TSE”), representing a broad cross-section of Japanese industries. Stocks listed in the First Section of the TSE are among the most actively traded stocks on the TSE. The Nikkei 225 Index’s composition rules require that the 75 most liquid issues (one-third of the component count of the Nikkei 225 Index) be included in the Nikkei 225 Index.

The 225 companies included in the Nikkei 225 Index are divided into six sector categories: Technology, Financials, Consumer Goods, Materials, Capital Goods/Others and Transportation and Utilities. These six sector categories are further divided into 36 industrial classifications as follows:

•	Technology—Pharmaceuticals, Electrical Machinery, Automobiles, Precision Machinery, Telecommunications;

•	Financials—Banks, Miscellaneous Finance, Securities, Insurance;

•	Consumer Goods—Marine Products, Food, Retail, Services;

•	Materials—Mining, Textiles, Paper and Pulp, Chemicals, Oil, Rubber, Ceramics, Steel, Nonferrous Metals, Trading House;

•	Capital Goods/Others—Construction, Machinery, Shipbuilding, Transportation Equipment, Miscellaneous Manufacturing, Real Estate; and

•	Transportation and Utilities—Railroads and Buses, Trucking, Shipping, Airlines, Warehousing, Electric Power, Gas.

The Nikkei 225 Index is a modified, price-weighted index (i.e., an Underlying Stock’s weight in the index is based on its price per share rather than the total market capitalization of the issuer) which is calculated by (1) multiplying the per share price of each Underlying Stock by the corresponding weighting factor for such Underlying Stock (a “Weight Factor”), (2) calculating the sum of all these products and (3) dividing such sum by a divisor (the “Divisor”). The Divisor was initially set at 225 for the date of May 16, 1949 using historical numbers from May 16, 1949, the date on which the TSE was reopened. The Divisor was 24.394 as of April 2, 2008 and is subject to periodic adjustments as set forth below. Each Weight Factor is computed by dividing ¥50 by the par value of the relevant Underlying Stock, so that the share price of each Underlying Stock, when multiplied by its Weight Factor, corresponds to a share price based on a uniform par value of ¥50. The stock prices used in the calculation of the Nikkei 225 Index are those reported by a primary market for the Underlying Stocks (currently the TSE). The level of the Nikkei 225 Index is calculated once per minute during TSE trading hours.

In order to maintain continuity in the Nikkei 225 Index in the event of certain changes due to non-market factors affecting the Underlying Stocks, such as the addition or deletion of stocks, substitution of stocks, stock splits or distributions of assets to stockholders, the Divisor used in calculating the Nikkei 225 Index is adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the Nikkei 225 Index. Thereafter, the Divisor remains at the new value until a further adjustment is necessary as the result of another change. As a result of such change affecting any Underlying Stock, the Divisor is adjusted in such a way that the sum of all share prices immediately after such change multiplied by the applicable Weight Factor and divided by the new Divisor (i.e., the level of the Nikkei 225 Index immediately after such change) will equal the level of the Nikkei 225 Index immediately prior to the change.

The Nikkei Index Sponsor maintains a “presumed par” value for each Underlying Stock in order to calculate the Nikkei 225 Index. To maintain continuity in the Nikkei 225 Index following a stock split or reverse stock split, the Nikkei Index Sponsor may either change the Divisor, as noted above, or the presumed par value. The Nikkei Index Sponsor may change the presumed par value in the case of a stock split or reverse stock split to absorb the change in the stock price. After such a stock split or reverse split event, the Nikkei Index Sponsor announces whether it has changed the Divisor or the presumed par value.

An Underlying Stock may be deleted or added by the Nikkei Index Sponsor. Any stock becoming ineligible for listing in the First Section of the TSE due to any of the following reasons will be deleted from the Underlying Stocks: (1) bankruptcy of the issuer, (2) merger of the issuer with, or acquisition of the issuer by, another company, (3) delisting of such stock, (4) transfer of such stock to the “Seiri-Post” because of excess debt of the issuer or because of any other reason or (5) transfer of such stock to the Second Section or Mothers. In addition, a component stock transferred to the “Kanri-Post” (Posts for stocks under supervision) is in principle a candidate for deletion. Underlying Stocks with relatively low liquidity, based on trading value and rate of price fluctuation over the past five years, may be deleted by the Nikkei Index Sponsor. Upon deletion of a stock from the Underlying Stocks, the Nikkei Index Sponsor will select a replacement for such deleted Underlying Stock in accordance with certain criteria. In an exceptional case, a newly listed stock in the First Section of the TSE that is recognized by the Nikkei Index Sponsor to be representative of a market may be added to the Underlying Stocks. In such a case, an existing Underlying Stock with low trading volume and deemed not to be representative of a market will be deleted by the Nikkei Index Sponsor.

Additional information concerning the Nikkei 225 Index may be obtained on the following website: http://www.nni.nikkei.co.jp.

The TSE is one of the world’s largest securities exchanges in terms of market capitalization. There are three separate sections within the TSE: the First Section, the Second Section and Mothers. Listings of stocks on the TSE are divided between these three sections, with the First Section typically limited to larger, longer established and more actively traded issues, the Second Section to smaller and newly listed companies and Mothers, which was established in 1999, to newer, innovative venture enterprises, both in Japan and overseas. Trading hours are currently from 9:00 a.m. to 11:00 a.m. and from 12:30 p.m. to 3:00 p.m., Tokyo time, Monday through Friday.

Due to the time zone difference, on any normal trading day the TSE will close prior to the opening of business in New York City on the same calendar day. Therefore, the closing level of the Nikkei 225 Index on a trading day will generally be available in the United States by the opening of business on the same calendar day.

The TSE has adopted certain measures, including daily price floors and ceilings on individual stocks, intended to prevent any extreme short-term price fluctuations resulting from order imbalances. In general, any stock listed on the TSE cannot be traded at a price lower than the applicable price floor or higher than the applicable price ceiling. These price floors and ceilings are expressed in absolute Japanese yen, rather than percentage limits based on the closing price of the stock on the previous trading day. In addition, when there is a major order imbalance in a listed stock, the TSE posts a “special bid quote” or a “special asked quote” for that stock at a specified higher or lower price level than the stock’s last sale price in order to solicit counter-orders and balance supply and demand for the stock.

Prospective investors should also be aware that the TSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances, including, for example, unusual trading activity in that stock. As a result, changes in the Nikkei 225 Index may be limited by price limitations or special quotes, or by suspension of trading, on individual stocks that make up the Nikkei 225 Index, and these limitations, in turn, may adversely affect the return to unitholders or any Option holder.

The Nikkei 225 Index is the intellectual property of Nikkei Inc. (formerly known as Nihon Keizai Shimbun, Inc. and changed its name on January 1, 2007). “Nikkei”, “Nikkei Stock Average” and “Nikkei 225” are the service marks of Nikkei Inc. Nikkei Inc. reserves all the rights, including copyright, to the Nikkei 225 Index. Nikkei Digital Media Inc., a wholly owned subsidiary of Nikkei Inc., calculates and disseminates the Nikkei 225 Index under an exclusive agreement with Nikkei Inc.

Neither the Company, the units nor the Options are in any way sponsored, endorsed or promoted by the Nikkei 225 Index Sponsor. The Nikkei 225 Index Sponsor does not make any warranty or representation whatsoever, express or implied, either as to the results to be obtained as to the use of the Nikkei 225 Index or the figure at which the Nikkei 225 Index stands on any particular day or otherwise. The Nikkei 225 Index is compiled and calculated solely by the Nikkei 225 Index Sponsor. However, the Nikkei 225 Index Sponsor shall not be under any obligation to advise any person, including a purchaser or vendor of the Company, any Option holder or unitholder of any error therein.

In addition, the Nikkei 225 Index Sponsor gives no assurance regarding any modification or change in any methodology used in calculating the Index and is under no obligation to continue the calculation, publication and dissemination of the Nikkei 225 Index.

FTSE® 100 Index. All information regarding the FTSE® 100 Index set forth reflects the policies of, and is subject to change by, FTSE® International Limited (“FTSE®”). The FTSE® 100 Index is calculated, maintained and published by FTSE®. The FTSE® 100 Index is reported by Bloomberg under the ticker symbol “UKX <Index>.”

The FTSE® 100 Index is a free float-adjusted, market capitalization-weighted index of the 100 largest U.K.-domiciled companies (with nationality determined by FTSE®) traded on the London Stock Exchange. The FTSE® 100 Index was developed with a base level of 1,000 on January 3, 1984.

In order to be eligible for inclusion in the FTSE® 100 Index, a stock must generally have a free float (as described below) greater than 15%, although stocks with a free float greater than 5% but less than or equal to 15% are eligible if their full market capitalization exceeds US$5 billion.

Stocks must also be sufficiently liquid to trade. The following criteria, among others, are used to exclude illiquid securities from the FTSE® 100 Index:

•

Price. The FTSE® Europe/Middle East/Africa Regional Committee must be satisfied that an accurate and reliable price for the purposes of determining the market value of a company exists. This requires a Sterling denominated price on SETS, which is the London Stock Exchange’s electronic order book trading service for U.K. blue-chip securities.

•

Liquidity. Securities which do not turn over at least 0.5% of their shares in issue, after the application of any free float restrictions, per month for ten of the twelve months prior to the FTSE® Europe/Middle East/Africa Regional Committee’s annual December review will not be eligible for inclusion in the reference group. An existing constituent failing to trade at least 0.5% of its shares in issue, after the application of any free float restrictions, per month for more than four of the twelve months prior to the annual review will be removed after close of the index calculation on the next trading day following the third Friday in December. Any period when a share is suspended will be excluded from the above calculation. Companies that are large enough to be components of the FTSE® 100 Index but do not pass the liquidity test are not included. A company that fails the liquidity test at an annual review will be ineligible for inclusion until the subsequent annual review.

•

New Issues. New issues must generally have a minimum trading record of at least 20 days prior to the date of a review and turnover of a minimum of 0.5% of their shares in issue, after the application of any free float restrictions, per month each month.

The FTSE® Europe/Middle East/Africa Regional Committee meets quarterly to review the components of the FTSE® 100 Index. The secretary of the FTSE® Europe/Middle East/Africa Regional Committee conducts periodic reviews of the constituents and recommends companies to be included or excluded from the FTSE® 100 Index using the close of business data from the last trading day before a review. This review is then presented to the FTSE® Europe/Middle East/Africa Regional Committee for approval. The meetings to review the constituents are held on the Wednesday after the first Friday in March, June, September and December. Any constituent changes will be implemented on the next trading day following the expiry of the London International Financial Futures Exchange futures and options contracts that normally takes place on the third Friday of the same month.

To maintain stability, a stock will be added at the quarterly review if it has risen to 90th place or above and a stock will be deleted at the quarterly review it has fallen to 111th place or below, with rankings determined in each case on the basis of full market capitalization. A constant number of components is maintained for the FTSE® 100 Index. When a greater number of companies qualify to be inserted in the FTSE® 100 Index than those qualifying to be deleted, the lowest ranking constituents included in the FTSE® 100 Index will be deleted to ensure that an equal number of companies are inserted and deleted at the periodic review. Likewise, where a greater number of companies qualify to be deleted than those qualifying to be inserted, the securities of the highest ranking companies that are then not included in the FTSE® 100 Index will be inserted to match the number of companies being deleted at the periodic review.

Changes to the constituents of the FTSE® 100 Index may also be prompted outside of the FTSE® Europe/Middle East/Africa Regional Committee’s periodic review procedure for certain new issues where omission to promptly include such new issue in the FTSE® 100 Index would compromise the effectiveness of the FTSE® 100 Index as a market indicator, for certain corporate actions (e.g., mergers and acquisitions) or in the case of delisting.

The value of the FTSE® 100 Index will be equal to (1) the sum of the products of (a) the price of each FTSE® 100 Index component, (b) shares in issue for each such component and (c) a free float factor for each such component that allows amendments to each such component’s weighting to reflect the free float restrictions described below, divided by (2) a divisor which represents the total issued share capital of the FTSE® 100 Index at the base date, which may be adjusted as necessary to allow for changes in issued share capital of individual securities without distorting the FTSE® 100 Index.

Under this formula, the investable market capitalization, not the full market capitalization, of each FTSE® 100 Index constituent is used to determine the value of the FTSE® 100 Index. This reflects the “float-adjusted” aspect of the FTSE® 100 Index because, whereas full market capitalization depends on shares in issue, investable market capitalization depends on free float. The following are excluded from free float: trade investments in a FTSE® 100 Index constituent company by either another constituent or a non-constituent entity or company, significant long-term holdings by founders, directors and/or their families, employee share schemes (if restricted), government holdings, and portfolio investments subject to lock-in clauses (for the duration of the clause). Free float restrictions are calculated using available published information. The initial weighting of a FTSE® 100 Index component is applied in bands, as follows:

Free float band	Generally ineligible for inclusion
Free float greater than 15% but less than or equal to 20%	20%
Free float greater than 20% but less than or equal to 30%	30%
Free float greater than 30% but less than or equal to 40%	40%
Free float greater than 40% but less than or equal to 50%	50%
Free float greater than 50% but less than or equal to 75%	75%
Free float greater than 75%	100%

Following the application of an initial free float restriction, a FTSE® 100 Index component’s free float will only be changed if its actual free float is more than 5 percentage points above the minimum or 5 percentage points below the maximum of an adjacent band. This 5 percentage point threshold does not apply if the initial free float is less than 15%.

The FTSE® 100 Index is periodically reviewed for changes in free float. These reviews coincide with the quarterly reviews undertaken of the FTSE® 100 Index. A stock’s free float is also reviewed and adjusted if necessary following certain corporate events. If the corporate event includes a corporate action which affects the FTSE® 100 Index, any change in free float is implemented at the same time as the corporate action. If there is no corporate action, the change in free float is applied as soon as practicable after the corporate event.

Additional information on the FTSE® 100 Index is available on the following website: http://www.ftse.com.

Neither the sponsor nor the Company are affiliated with FTSE®. NEITHER THE COMPANY, THE UNITS NOR THE OPTIONS ARE IN ANY WAY SPONSORED, ENDORSED, SOLD OR PROMOTED BY FTSE® OR BY THE LONDON STOCK EXCHANGE PLC (“THE LONDON EXCHANGE”) OR BY THE FINANCIAL TIMES LIMITED (“FT”) AND NEITHER FTSE® NOR THE LONDON EXCHANGE NOR FT MAKES ANY WARRANTY OR REPRESENTATION WHATSOEVER, EXPRESSLY OR IMPLIEDLY, EITHER AS TO THE RESULTS TO BE OBTAINED FROM THE USE OF THE FTSE® 100 INDEX AND/OR THE FIGURE AT WHICH THE FTSE® 100 INDEX STANDS AT ANY PARTICULAR TIME ON ANY PARTICULAR DAY OR OTHERWISE. THE FTSE® 100 INDEX IS COMPLIED AND CALCULATED BY FTSE®. HOWEVER, NEITHER FTSE® NOR EXCHANGE NOR FT SHALL BE LIABLE (WHETHER IN NEGLIGENCE OR OTHERWISE) TO ANY PERSON FOR ANY ERROR IN THE FTSE® 100 INDEX AND NEITHER FTSE® OR THE LONDON EXCHANGE OR FT SHALL BE UNDER ANY OBLIGATION TO ADVISE ANY PERSON OR ANY ERROR THEREIN.

“FTSE®” is a trademark of The London Exchange and the FT and is used by FTSE® under license. All rights in and to the FTSE® 100 Index vest in FTSE® and/or its licensors. All information is provided for reference only. FTSE® nor its licensors shall be responsible for any error or omission in the FTSE® 100 Index.

Hypothetical Option Expiration Examples

The following table illustrates the payments per option that the Company would be entitled to receive under the Options at expiration depending on various hypothetical changes in Index Basket values. It is not possible to present a complete range of possible payments at expiration of the Options. These examples are merely intended to illustrate the operation of the Options at expiration and the amounts per option to which the Company would be entitled to receive in certain situations at expiration of the Options. These examples assume that all Options are held by the Company to expiration on or about the Company’s mandatory termination date and that all Options are paid by the relevant Option Counterparties according to their terms.

Hypothetical % Change in Index Basket Closing Value	Call Option A Payment per Option	Call Option B Payment per Option	Put Option Payment per Option	Total Option Payments at Expiration
-100%	[$0]	[$0]	[$1000]	[$1000]
-90	[0]	[0]	[1000]	[1000]
-80	[0]	[0]	[1000]	[1000]
-70	[0]	[0]	[1000]	[1000]
-60	[0]	[0]	[1000]	[1000]
-50	[0]	[0]	[1000]	[1000]
-40	[0]	[0]	[1000]	[1000]
-30	[0]	[0]	[1000]	[1000]
-20	[0]	[100]	[900]	[1000]
-10	[0]	[200]	[800]	[1000]
0	[0]	[300]	[700]	[1000]
10	[55]	[400]	[600]	[1055]
20	[110]	[500]	[500]	[1110]
30	[165]	[600]	[400]	[1165]
40	[220]	[700]	[300]	[1220]
50	[275]	[800]	[200]	[1275]
60	[275]	[900]	[100]	[1275]
70	[275]	[1000]	[0]	[1275]
80	[275]	[1000]	[0]	[1275]
90	[275]	[1000]	[0]	[1275]
100	[275]	[1000]	[0]	[1275]

These examples do not show the past performance of the Index Basket or any investment. These examples are for illustrative purposes only and are not intended to be indicative of future results of the Index Basket, the Options or the Company’s units. The values of the Options will fluctuate during their lives. The examples above reflect only the payments to be received at expiration of the Options and do not account for market value fluctuations during the life of the Options.

Option Counterparties

The following provides summary information regarding the companies that represent the potential Option Counterparties. The sponsor currently anticipates that it will select four of the following companies to be Option Counterparties. Each selected Option Counterparty will write a portion of some of the Option positions within the Company’s portfolio. Options written by each Option Counterparty will represent less than 25% of the Company’s total assets on the Company’s initial date of deposit. This information is derived from publicly available sources, which may include the Option Counterparties’ regulatory filings and/or websites and have not been independently verified by us. We do not make any representations as to the accuracy or completeness of such information or of any regulatory filings made by the Option Counterparties of the Securities. You are urged to refer to any regulatory filings made by the Option Counterparties or their parent companies and/or to other publicly available information (such as the Option Counterparty’s annual report, where available) to obtain an understanding of the Option Counterparties’ business and financial prospects. The summary information contained below is not designed to be, and should not be interpreted as, an effort to present information regarding the financial prospects of any Option Counterparty or any trends, events or other factors that may have a positive or negative influence on these prospects or an endorsement of any particular Option Counterparty.

[Option Counterparty descriptions to come.]

PRONTO™ SERIES 2009-1

(BLPP 1)

Schedule of Investments

As of the initial date of deposit,             , 2009

Number of Options	Options(1)	Percentage of Portfolio	Cost of Options to Company(2)
		%	$

		100.00%	$

Notes to Schedule of Investments

(1)

Set forth under this heading is a description of the Option, including the name of the Option Counterparty, kind of Option, strike price and expiration date. All Options reference the Index Basket value as of the close of the New York Stock Exchange on the [3rd] business day after the Company’s initial date of deposit, the Starting Value of the Index Basket. Options may be represented by contracts to purchase the Options.

(2)	The cost of the Options represents the value of the Options determined by the evaluator as described under “Investor Information—Buying Units—Value of the Options” as of the [close of regular trading on the New York Stock Exchange on the business day prior to the Company’s inception date]. The Option values are determined by the evaluator in accordance with the Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“FAS 157”). Fair value is defined under FAS 157 as the price that the Company would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market of the investment. FAS 157 established a three-tier hierarchy to maximize the use of the observable market data and minimize the use of unobservable inputs and to establish classification of the fair value measurements for disclosure purposes. Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including the technique or pricing model used to measure fair value and the risk inherent in the inputs to the valuation technique. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability, developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances. The three-tier hierarchy of inputs is summarized in the levels listed below:

Level 1: Quoted prices for identical investments in active markets that the Company has the ability to access as of the measurement date.

Level 2: Significant observable inputs other than Level 1 inputs, such as quoted prices for similar investments, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Company’s own assumptions in determining the fair value of an investment.

The inputs or methodologies used for valuing the Options are not necessarily an indication of the risk associated with investing in those Options. Changes in valuation techniques may result in transfers in or out of an investment’s assigned level as described above. The following table summarizes the Company’s investments as of the [close of regular trading on the New York Stock Exchange on the business day prior to the Company’s inception date] based on the inputs used to value them:

Options valued based on Level 1 inputs	Options valued based on Level 2 inputs	Options valued based on Level 3 inputs	Total
$	$	$	$

The cost of the Options to the sponsor and the sponsor’s profit or (loss) (which is the difference between the cost of the Options to the sponsor and the cost of the Options to the Company) are $         and $         respectively.

Report of Independent Registered Public Accounting Firm

To the unitholders, sponsor and trustee

PRONTO™ Series 2009-1

We have audited the accompanying statement of financial condition, including the schedule of investments, of PRONTO™ Series 2009-1 (the “Company”), as of             , 2009, the initial date of deposit. The statement of financial condition is the responsibility of the Company’s sponsor. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by the sponsor, as well as evaluating the overall statement of financial condition presentation. Our procedures included confirmation with The Bank of New York Mellon, trustee, of cash or an irrevocable letter of credit deposited for the purchase of Options as shown in the statement of financial condition as of             , 2009. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of PRONTO™ Series 2009-1, as of             , 2009, in conformity with accounting principles generally accepted in the United States of America.

REZNICK GROUP, P.C.

Baltimore, Maryland

            , 2009

PRONTO™ SERIES 2009-1

Statement of Financial Condition as of             , 2009

Investment in Options
Investment in Options(1)(2)	$
Cash for organization costs and operating expenses(3)

Total	$

Liabilities and interest of investors
Liabilities:
Organization costs(3)	$

Interest of investors:
Cost to investors(4)
Less: sales charge

Net interest of investors

Total	$

Number of units

Net asset value per unit	$

(1)	Aggregate cost of the Options is based on the actual cost of the Options.
(2)	[Cash or an irrevocable letter of credit has been deposited with the trustee covering the funds (aggregating $ ) necessary for the purchase of Options in the Company represented by purchase contracts.]
(3)	A portion of the public offering price represents an amount of cash sufficient to pay for all or a portion of the costs incurred in establishing and offering the Company and the annual operating expenses of the Company. The organization costs have been estimated at $ per unit for the Company. A distribution will be made as of the earlier of the close of the initial offering period (currently anticipated to be one day) to an account maintained by the trustee from which the organization costs will be satisfied. To the extent the actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the sponsor and deducted from the assets of the Company. Annual operating expenses will be deducted from the Company’s assets by the trustee over the life of the Company.
(4)	The aggregate cost to investors includes the applicable sales charge assuming no reduction of sales charges.

THE COMPANY

The Company is a unit investment trust registered under the Investment Company Act of 1940. The Company is created under the laws of New York pursuant to a trust agreement between Barclays Capital Inc., as depositor and supervisor, The Bank of New York Mellon, as trustee, and                     , as evaluator. This prospectus refers to Barclays Capital Inc. as the “sponsor,” to The Bank of New York Mellon as the “trustee” and to                      as the “evaluator” of the Company. References to “we,” “us” and “our” refer to Barclays Capital Inc. unless the context indicates otherwise. To create the Company, the sponsor caused Options to be deposited with the trustee (or contracts to purchase Options along with an irrevocable letter of credit or other consideration to pay for the Options). In exchange, the trustee delivered units of the Company to us. Each unit represents an undivided interest in the assets of the Company. These units remain outstanding until redeemed or until the Company terminates.

The Company is not a managed fund. Unlike a managed fund, the sponsor designed your portfolio to remain fixed, except in limited circumstances.

INVESTOR INFORMATION

Buying Units

You can buy units of the Company on any business day the New York Stock Exchange is open by contacting your financial advisor (the sponsor currently intends to sell units only on the initial date of deposit). [Unit prices are available daily on the Internet at www.[website].com.] The public offering price of units includes:

•	the net asset value per unit plus

•	organization costs (during the initial offering period) plus

•	the applicable sales charge.

The trustee computes the net asset value per unit as of the close of regular trading on the New York Stock Exchange each day that the exchange is open for regular trading (the “Evaluation Time”). The “net asset value per unit” is the value of the Options, cash and other assets in the Company reduced by the liabilities of the Company divided by the total units outstanding. The sponsor often refers to the public offering price of units as the “offer price” or “purchase price.” Organization costs are described below and are paid by the Company after the end of the initial offering period. The initial offering period is currently anticipated to be one day, the Initial Date of Deposit set forth under “Investment Overview—Essential Information.” As a result, organization costs will be included in the public offering price only during the initial offering period and thereafter will not be included in the secondary market public offering price per unit. The sponsor or authorized broker-dealers must receive your order to buy units prior to the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time)

to give you the price for that day. If the sponsor or an authorized broker-dealer receive your order after this time, you will receive the price computed on the next business day. It is the responsibility of authorized broker-dealers to transmit orders received by them so they will be received in a timely manner. Certain broker-dealers may charge a transaction or other fee for processing unit purchase orders.

Although payment is normally made three business days following the order for purchase, payments may be made prior thereto. A person will become the owner of units on the date of settlement provided payment has been received. Cash, if any, made available to the sponsor prior to the date of settlement for the purchase of units may be used in the sponsor’s business and may be deemed to be a benefit to the sponsor, subject to the limitations of the Securities Exchange Act of 1934. If a unitholder desires to have certificates representing units purchased, such certificates will be delivered as soon as possible following his written request therefor.

Value of the Options. The evaluator determines the value of the Options in the Company’s portfolio as of the close of regular trading on the New York Stock Exchange on each day that exchange is open. The evaluator determines each Option’s value based on its good faith determination of the Option’s fair value. The evaluator will determine the value of the Options during the initial offering period (anticipated to be only one day, the initial date of deposit) based on its good faith determination of the fair value of the Options at the reasonable discretion of the evaluator taking into consideration all relevant factors, including, but not limited to, (a) the current ask prices of the Options published by the Option Counterparties, (b) current ask prices for the Options as obtained from investment dealers or brokers who customarily deal in options comparable to the Options held by the Company and (c) ask prices for comparable options or securities. After the end of the initial offering period, the evaluator will determine the value of the Options as described in the preceding sentence based on the bid side valuations of the Options. The ask side price generally represents the price at which dealers or market-makers in the market are willing to sell a security or investors must purchase a security and the bid side evaluation generally represents the price that dealers or market-makers in the market are willing to pay to buy a security or investors must sell a security. The bid side evaluation is lower than the ask side valuation. As a result of this pricing method, unitholders should expect a decrease in the net asset value per unit on the day following the end of the initial offering period equal to the difference between the current ask side evaluation and bid side evaluation of the applicable Options.

The initial prices of the Options shown under “Schedule of Investments” in this prospectus were determined as described above at the close of regular trading on the New York Stock Exchange on the business day before the date of this prospectus. On the Initial Date of Deposit the unit price will be computed as of the close of regular trading on the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

Organization Costs. During the initial offering period, part of the value of the units represents an amount of cash that will pay all or a portion of the costs of creating the Company. These costs include the costs of preparing the registration statement (including the prospectus) and legal documents, federal and state registration fees, the initial fees and expenses of the trustee and the initial audit. The Company will use the cash in the portfolio to reimburse the sponsor for these costs at the end of the initial offering period (currently anticipated to be one day). The value of your units will decline when the Company pays these costs.

Sales Charge. You pay a fee in connection with purchasing units. The maximum initial offering period sales charge equals     % of the public offering price per unit at the time of purchase. After the initial offering period ends, the secondary market sales charge equals     % and reduces by [0.50%] on each anniversary of the Company’s initial date of deposit to a minimum of     %. You pay the sales charge at the time you buy units.

The sponsor offers a variety of ways for you to reduce the sales charge you pay which are described below. It is your financial advisor’s responsibility to apply any discount and alert the sponsor of any discount when you order units. Before you purchase units you must also inform your financial professional of your qualification for any discount or of any combined purchases to be eligible for a reduced sales charge. You may not combine discounts.

Large Purchases—You can reduce your sales charge by increasing the size of your investment:

If you purchase:	Your sales charge will be:
Less than $50,000%
$50,000 - $99,999
$100,000 - $249,999
$250,000 - $499,999
$500,000 - $999,999
$1,000,000 or more

Except as described below, these quantity discount levels apply only to purchases of a single Company made by the same person on a single day from a single broker-dealer. The sponsor applies these sales charges as a percent of the public offering price per unit at the time of purchase. The sponsor also applies the different purchase levels on a unit basis using a [$1,000] unit equivalent. For example, if you purchase between 100 and 249 units, your sales charge is     % of your public offering price per unit.

For purposes of achieving these levels you may combine purchases of units of the Company offered in this prospectus with purchases of units of any other Barclays unit investment trust in the initial offering period (other than exchange-traded funds). In addition, units purchased in the name of your spouse or children under 21 living in the same household as you will be deemed to be additional purchases by you for the purposes of calculating the applicable quantity discount level. The reduced sales charge levels will also be applicable to a trustee or other fiduciary purchasing units for a single trust, estate (including multiple trusts created under a single estate) or fiduciary account. To be eligible for aggregation as described in this paragraph, all purchases must be made on the same day through a single broker-dealer or selling agent. You must inform your broker-dealer of any combined purchases before your purchase to be eligible for a reduced sales charge.

The discounts described above apply during the initial offering period.

Employees—The sponsor waives a portion of the sales charge for purchases made by officers, directors and employees of the sponsor and its affiliates and their family members (spouses and children under 21 living in the same household). The sponsor also waives a portion of the sales charge for purchases made by registered representatives of selling firms and their family members (spouses and children under 21 living in the same household). These purchases may be made at the public offering price per unit less the applicable regular dealer concession. All employee discounts are subject to the policies of the related selling firm. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts. These discounts apply during the initial offering period and in the secondary market.

Restrictions Applicable to Individual Retirement Accounts, Pension Funds and Other Retirement Plans. Each fiduciary of a pension, profit sharing or other employee benefit plan (a “Plan”) subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in units of the Company. Accordingly, among the other factors the fiduciary should consider are whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan, and whether the instrument would involve a prohibited transaction under Section 406 of ERISA and Section 4975 of the Code.

The acquisition of units by a Plan with respect to which the sponsor or any of its affiliates is or becomes a “party in interest” under ERISA may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code unless those units are acquired pursuant to and in accordance with an applicable statutory or administrative exemption. In addition, purchase of units by a Plan that is not subject to ERISA may be subject to other applicable laws and fiduciaries of these Plans should insure that these purchases are legally permissible.

Selling Units

You can sell or redeem your units on any business day the New York Stock Exchange is open by contacting your financial advisor. Unit prices are available daily [on the internet at www.[website].com or] through your financial advisor. The sale and redemption price of units is computed by the trustee as of the Evaluation Time and is equal to the net asset value per unit, provided that you will not pay any remaining organization costs if you sell or redeem units during the initial offering period. The initial offering period is currently anticipated to be one day, the Initial Date of Deposit set forth under “Investor Information—Essential Information”. As a result, if you sell or redeem units after the end of the initial offering period, your sale or redemption price will reflect the deduction of both the sales charge you paid and organization costs. The sale and redemption price is sometimes referred to as the “liquidation price.” Certain broker-dealers may charge a transaction fee for processing unit redemption or sale requests.

Selling Units. The sponsor or one of its affiliates have the right and intent to maintain a secondary market for units. This means that if you want to sell your units, the sponsor intends to buy them at the current net asset value, provided that you will not pay any remaining organization costs if you sell units during the initial offering period. Neither the sponsor nor any of its affiliates are obligated to create or maintain a secondary market for units. Repurchased units may be resold to other investors at the public offering price or redeemed for the redemption price. The sponsor’s secondary market repurchase price is the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial advisor for current repurchase prices to determine the best price available. The sponsor cannot guarantee that any secondary market for units will develop and the sponsor may discontinue their secondary market at any time without notice. Even if the sponsor does not make a market, you will be able to redeem your units with the trustee on any business day for the then current redemption price.

Redeeming Units. You may redeem your units directly with the trustee, The Bank of New York Mellon, on any day the New York Stock Exchange is open. The redemption price that you will receive for units is equal to the net asset value per unit, provided that you will not pay any remaining organization costs if you redeem units during the initial offering period (currently anticipated to be one day). Unit redemptions prior to termination of the Company will be satisfied through a cash distribution as described below. Certain qualified unitholders permitted to hold over-the-counter options may elect to receive an in-kind distribution of the Options upon redemption rather than cash subject to the consent of the Option Counterparties. You should contact the trustee for detailed information on qualifying for an in-kind distribution. The sponsor and its affiliates intend to redeem units they have repurchased from unitholders only through in-kind distribution to the extent the sponsor or such affiliate is permitted to hold over-the-counter options. However, the sponsor reserves the right to discontinue the distribution-in-kind at any time.

The trustee must receive your completed redemption request prior to the close of regular trading on the New York Stock Exchange for you to receive the net asset value for a particular day. If your request is received after that time or is incomplete in any way, you will receive the next net asset value computed after the trustee receives your completed request.

The Company’s trust agreement provides that any units tendered to the trustee for redemption must be offered to the sponsor for repurchase for cash equal to the current redemption price as described under “Selling Units” above. The sponsor anticipates that it or one of its affiliates will repurchase units from unitholders that wish to liquidate units. This would result in a selling unitholder receiving cash proceeds from such sale. If the sponsor or an affiliate repurchases units, it may sell the units to other investors, retain the units or redeem the units. If the sponsor, an affiliate or an affiliated person of the Company redeems units, it will generally receive an in-kind distribution as described below. While the sponsor anticipates that it or an affiliate will repurchase units from liquidating unitholders, there is no guarantee that the sponsor or its affiliates will repurchase units and they have no obligation to do so.

If you receive Options in connection with a unit redemption, you will hold Options directly and your investment will differ from an investment in the Company. You will encounter different risks and tax consequences, which will further change if you transfer or otherwise dispose of some of the Options you receive and subsequently do not hold all three kinds of

Options or do not hold all three kinds of Options in the same proportions as existed in the Company’s original portfolio. Please see “Investor Information—Investment Risks” and “Investor Information—Taxes.” As described under “Investor Information—Taxes,” if you redeem units and receive an in-kind distribution of Options, you will recognize gain or loss on the redemption in an amount equal to the difference between the value of the Options received on the date of redemption and your tax basis in the units redeemed. The Options received upon redemption will generally have an initial tax basis equal to their respective market values on the date of redemption. As described under “Investor Information—Taxes,” if you hold all of the Options transferred to you after a unit redemption, any gain or loss that you realize on the Options after you receive them will likely be taxed as short-term capital gain or loss regardless of how long you hold the Options, or as ordinary income, to the extent the conversion transactions rules of the Code apply. If you sell the Put Option at a different time than the Call Options, you could have long-term capital gain or loss on disposition (or ordinary income, to the extent the conversion transactions rules of the Code apply) of one set of Options if you held one set of Options for more than one year after the disposition of the other set of Options. If you incur a short-term capital loss, you may not be able to use that loss to offset any ordinary income earned in respect of the Options. The conversion transaction rules of the Code may apply which could result in a portion of the gain on one or more of the Options being treated as ordinary income (notwithstanding a loss on the one or more of the other Options). Thus, if you redeem units and receive an in-kind distribution, you may be required to recognize taxable income notwithstanding you sold the Options at a loss. Prospective investors should seek advice from their own tax advisor in determining the tax consequences of investing in the Company.

If you redeem your units prior to the Company’s mandatory termination date, the trustee will generally make the distribution for your units no later than seven days after it receives all necessary documentation (under normal circumstances this will usually only take three business days). The only time the trustee can delay your payment is if the New York Stock Exchange is closed (other than weekends or holidays), the Securities and Exchange Commission determines that trading on that exchange is restricted or an emergency exists making sale or evaluation of the Options not reasonably practicable, and for any other period that the Securities and Exchange Commission permits.

To redeem your units, you must send the trustee any certificates for your units. You must properly endorse your certificates or sign a written transfer instrument with a signature guarantee. The trustee may require additional documents such as a certificate of corporate authority, trust documents, a death certificate, or an appointment as executor, administrator or guardian. The trustee cannot complete your redemption or send your payment to you until it receives all of these documents in complete form.

If the sponsor or one of its affiliates becomes a unitholder by purchasing units as described above, the sponsor or its affiliate will generally receive an in-kind distribution of the Options underlying the units if tendered for redemption. If the sponsor or any “affiliated person” of the Company receives an in-kind distribution (an “Affiliated Redeeming Unitholder”), the trustee must follow certain requirements set forth in the trust agreement in connection with the redemption. For this purpose, “affiliated person” will have the meaning assigned to such term in the Investment Company Act of 1940 and rules thereunder as well as affiliated persons of such affiliated persons. For example, in addition to the sponsor and its affiliates, affiliated persons of the Company will generally include any person directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the outstanding units of the Company and will also include affiliated persons of such a 5% unitholder. The trust agreement provides that in these cases (1) an Affiliated Redeeming Unitholder will receive its proportionate share of the Company’s current net asset value (as all redeeming unitholders are entitled to receive), (2) the Options transferred are valued in the same manner as they are valued for computing the net asset value, (3) neither the Affiliated Redeeming Unitholder nor any other party with a pecuniary incentive to influence the transfer or distribution may select or influence the selection of the transferred Options, (4) the Company must distribute its proportionate share of every asset in the Company’s portfolio with limited exceptions if the unitholder is not an affiliate of the trustee, (5) the transfer or distribution cannot favor the Affiliated Redeeming Unitholder to the detriment of any other unitholder and (6) the trustee will monitor each in-kind redemption for compliance with these requirements and maintain records for each transfer or distribution.

Distributions

The Options held by the Company do not make income payments prior to expiration. Accordingly, the Company is not expected to make income distributions during its life. If the Company realizes income during its life, the Company will generally pay distributions of any net investment income along with any excess capital on each distribution date to unitholders of record on the preceding record date. You become a record unitholder on the settlement date of your unit purchase (typically three business days after your financial advisor executes your purchase). The record and distribution dates are shown under “Investment Overview—Essential Information.” In some cases, the Company might pay a special distribution if it holds an excessive amount of cash pending distribution. The Company could make required distributions or distributions to avoid imposition of tax at the end of each year because it is structured as a “regulated investment company” for federal tax purposes. The Company was structured and will be operated in an effort to eliminate the need to make any such tax distributions prior to termination of the Company, however, there can be no assurance that such distributions will not occur. The amount of your distributions, if any, will vary from time to time.

Investment Risks

All investments involve risk. This section describes the main risks that can impact the value of the Options in your portfolio. You should understand these risks before you invest. If the value of the Options falls, the value of your units will also fall. The sponsor cannot guarantee that the Company will achieve its objective or that your investment return will be positive over any period.

Market Risk. Market risk is the risk that the value of the Options held by the Company will fluctuate. This could cause the value of your units to fall below your original purchase price and/or below [$1,000] per unit. The value of the Options will likely be primarily affected by the value of the component stocks of the Index Basket but will also be affected by factors related to the Option Counterparties as well as other factors that generally affect the value of the Options.

While the value of the Options may depend significantly on the performance of the Index Basket, the financial condition of an Option Counterparty will likely have a greater impact on the value of the Option if the financial condition of the Option Counterparty weakens. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of an Option Counterparty, perceptions of an Option Counterparty, or ratings of an Option Counterparty.

The Company’s ability to provide capital appreciation depends on the Company’s investment in the Call Options. If the Closing Value of the Index Basket is less than the Index Basket Starting Value, the Company will not receive a payment on Call Option A. This will be true even if the level of the Index Basket at some time during the life of the Company was higher than the Starting Value. If the Closing Value of the Index Basket does not exceed the Starting Value on the Company’s mandatory termination date, you will receive no more than [$1,000] per unit.

If the Company sells Options during its life, the Company could realize losses on such liquidations based on the current value of any Option liquidated. While this is not anticipated, it could cause all unitholders to receive less than their purchase price or less than [$1,000] per unit upon a unit redemption or Company termination. Further, the sale of Options could result in taxable income to the Company that, in turn, would require the Company to make a taxable distribution to unitholders in order to maintain the Company’s tax status.

Termination Value. As a result of the Company’s combined investment in the Options as described below, the Company’s aggregate return on the Company’s mandatory termination date is expected to correspond with [55%] of any appreciation in the value of the Index Basket, with such Index Basket appreciation limited to [50%]. In addition, if the value of the Index Basket declines, the Company’s aggregate return on the Company’s mandatory termination date is expected to exceed the performance of the Index Basket by returning to unitholders an amount approximately equal to the original unit value. The maximum return of the Options is limited. If the Index Basket Closing Value is greater than the Starting Value, the Company will receive aggregate payments at expiration of the Options equal to [$1,000] per unit plus an additional amount that will not exceed [$275] per unit, regardless of any appreciation in the Index Basket, which could be significant.

Call Option A is intended to provide the Option holder a return at expiration approximately equal to [55%] of any appreciation in the Index Basket over its strike price, with such Index Basket appreciation limited to [50%]. The strike price of Call Option A is [100%] of the Index Basket Starting Value. If the Index Basket Closing Value is equal to or less than the Index Basket Starting Value, then Call Option A will expire without a payment being made to the Option holder. If the Index Basket Closing Value is greater than the Index Basket Starting Value, then Call Option A will provide the Option holder a payment by the relevant Option Counterparty equal to [55%] of the percentage increase in the value of the Index Basket, with such Index Basket appreciation limited to [50%].

Call Option B is intended to provide the Option holder a return at expiration approximately equal to any appreciation in the Index Basket over the company’s life over its strike price. If the Index Basket Closing Value is equal to or less than Call Option B’s strike price, which is [70%] of the Index Basket Starting Value, then Call Option B will expire without a payment being made to the Option holder. If the Index Basket Closing Value is greater than Call Option B’s strike price, then Call Option B will provide the Option holder a payment by the Option Counterparty equal to the percentage of the value of the Index Basket in excess of Call Option B’s strike price, subject to a maximum of [$1,000] per option.

The Put Option is intended to provide a return at expiration approximately equal to any declines in the Index Basket over the Company’s life below its strike price. If the Index Basket Closing Value is equal to or greater than the Put Option’s strike price, which is [170%] of the Index Basket Starting Value, then the Put Option will expire without a payment being made to the Option holder. If the Index Basket Closing Value is less than the Put Option’s strike price, then the Put Option will provide the Option holder a payment by the relevant Option Counterparty equal to the percentage of the value of the Index Basket below the Put Option’s strike price, subject to a maximum of [$1,000] per option.

If you redeem or sell your units prior to the Company’s mandatory termination date, the amount you will receive will be equal to the current redemption price per unit (based on the value at that time of the Options in the Company) and you may receive less than the amount described above.

The Company might not provide its anticipated loss protection at termination in certain circumstances. These circumstances may include, but are not limited to, if the Company terminates early, an Option Counterparty defaults on its obligations, the Indices are no longer published or publication of Index levels is disrupted, or the Company liquidates Options due to adverse credit factors affecting an Option Counterparty, due to adverse tax law changes affecting treatment of the Options, to pay unanticipated or extraordinary expenses for which existing cash reserves are insufficient or to pay unit redemptions.

The Options. The Company invests in options. The Options in the Company’s portfolio obligate the Option Counterparties, as provided herein, to make a payment to any Option holder at expiration of the Options based on the change in value of the Index Basket. At the expiration date of the Options on or about the Company’s mandatory termination date, the Options held by the Company either will be automatically exercised or will expire unexercised because they have become worthless. The table under “Investment Overview—Hypothetical Option Expiration Examples” illustrates the operation of the Options given certain increases or decreases in the value of the Index Basket. As illustrated in that table, if the Put Option expires unexercised and worthless, then Call Option A and Call Option B may be automatically exercised pursuant to their terms without further action by the Company and the Company will receive a cash payment based on the Index Basket performance assuming the Option Counterparties do not default. On the other hand, if one or both of Call Option A and Call Option B expire unexercised and worthless, then the Put Option will be automatically exercised pursuant to its terms without further action by the Company and the Company will receive a cash payment based on the decrease in Index Basket value assuming the Option Counterparties do not default. The Options will not be listed on (or subject to the rules of) a securities exchange.

Many economic and market factors will influence the value of the Options, including but not limited to: the expected (implied) volatility of the Index Basket (including the underlying component stocks of the Indices); the time to expiration of the Options; the dividend rate on the stocks underlying the Indices; interest and yield rates in the market; interest and yield rates available to each Option Counterparty; economic, financial, political, regulatory or judicial events that affect the stocks represented in the Index Basket or securities markets generally; and creditworthiness of each Option Counterparty. The value of the Options will also be adversely affected by changes in the value of the securities which comprise the Indices, changing investor perceptions regarding the general condition of the stock market or the Index Basket securities, and a reduction in the perceived implied volatility of the stock market or the Index Basket. In addition, litigation regarding any of the Option Counterparties or of the industries represented by these Option Counterparties may negatively impact the values of the Options.

A decrease in the value of the Index Basket is expected to decrease the value of the Call Options and an increase in the value of the Index Basket is expected to increase the value of the Call Options, subject to the limits described herein. An increase in the value of the Index Basket is expected to decrease the value of the Put Option and a decrease in the value of the Index Basket is expected to increase the value of the Put Option. Unlike stocks and bonds, which may fall in value after you purchase them but, in the absence of insolvency, will generally have some value, the Options can become worthless at expiration (the Option Counterparty will not be obligated to make any payment to any Option holder). If the Closing Value of the Index Basket is equal to or less than the Starting Value, Call Option A will expire without a payment being made to the Company. If the Closing Value of the Index Basket is equal to or less than [70%] of the Starting Value, Call Option B will expire without a payment being made to the Company. If the Closing Value of the Index Basket is more than [170%] of the Starting Value, the Put Option will expire without a payment being made to the Company. You should also be aware that the value of the Options will not necessarily increase or decrease at the same rate as the Index Basket. As the Options approach their expiration, their value should increasingly move in tandem with the Index Basket. The historical performance of the Index Basket is not indicative of future performance and cannot be used to predict the values at the expiration date of the Options. In particular, the level of the Index Basket at the expiration date may be flat or negative compared to the level of the Index Basket at the time the Company acquired the Options.

The unit value includes an amount of cash set aside to pay the organization costs and operating expenses of the Company. As a result, it is anticipated that it will not be necessary for the Company to sell Options during its life to pay Company expenses. It is possible, however, that the Company could incur unexpected or extraordinary expenses. In such a case, the Company may sell Options in order to pay expenses of the Company. The Company has the right, in the discretion of the sponsor, to liquidate an Option prior to its expiration date in the event of certain adverse developments concerning an Option Counterparty or the tax status of an Option that might make retention of the Option detrimental to the interests of unitholders. In certain cases, the sponsor may also direct the trustee to reinvest the proceeds of an Option liquidation in other securities. See “Administration of the Company—Portfolio Administration.” The liquidation of any Option or the reinvestment of liquidation proceeds could dilute the value of each unit, reduce the capital appreciation potential of the Company and/or the ability of the Company to provide protection against losses. Further, the sale of Options could result in taxable income to the company that, in turn, would require the Company to make a taxable distribution to unitholders in order to maintain the Company’s tax status.

Disruptions or suspensions of trading in the securities markets or disruptions, suspensions or termination of some or all of the Indices may make valuation of the Options difficult. If a market or underlying index disruption occurs at or near the expiration date of the Options, there may be a delay in calculation of the Closing Value of the Index Basket at expiration and/or a delay in any payment by the Option Counterparties. The Options may limit the amount of time that such a postponement may continue. If a market or underlying index disruption event occurs on the last possible date for calculating the Closing Value of the Index Basket, the calculation agent may make a good faith estimate of the Closing Value of the Index Basket that would have prevailed in the absence of the market disruption.

The Option Counterparties, Barclays Bank PLC or an affiliate thereof may act as calculation agent for the Options. The duties of the calculation agent include making determinations that affect the Options, such as determining the final Index Basket level at expiration used to determine the final payment to any Option holder and determining whether to postpone payment due to a market or underlying index disruption or other event. The exercise of these duties could adversely affect the value of an Option and may present a conflict of interest between the calculation agent and the Option holder. In addition, under the Option agreements, the Option Counterparty for each Option determines the value at which an Option holder may terminate the Options subject to any dispute resolution provision in the Option agreements. The exercise of this duty by an Option Counterparty could adversely affect the value of an Option and presents a conflict of interest between the Option Counterparty and the Option holder. Neither the sponsor nor the trustee are affiliated with the Option Counterparties.

The Options are contractual obligations of the relevant Option Counterparty. The Options are over-the-counter options and are not listed on a securities exchange. The Options are not standardized options of the type issued by the Options Clearing Corporation (“OCC”), a clearing agency regulated by the Securities and Exchange Commission. Unlike purchasers of OCC standardized options who have the credit benefits of guarantees and margin and collateral deposits by OCC clearing members to protect the OCC from a clearing member’s failure, the Option holder must look to the relevant Option Counterparty for performance of the Option upon expiration.

Credit Risk. The Company’s ability to achieve its investment objective depends upon the ability of the Option Counterparty of each Option to meet its obligations under the Option. An Option involves a risk of non-payment by the Option Counterparty as a result of the insolvency of the Option Counterparty or other factors, including political or economic events. The Option Counterparties are not expected to collateralize the Options. If an Option Counterparty defaults on any of its obligations under an Option, it would result in unitholders and Option holders receiving less than the intended return described herein, including potential losses to the original investment.

The sponsor intends to monitor the financial condition of the Option Counterparties by reviewing the credit ratings of the Option Counterparties published by nationally recognized statistical ratings organizations such as Standard & Poor’s and Moody’s Investor Services, Inc. You should understand, however, that the Company’s portfolio is not actively managed and may continue to hold Options even if the rating of the Option Counterparty is downgraded or the Option Counterparty experiences a deterioration in its financial condition. There is also no assurance that financial difficulties related to financial services companies, in general, or an Option Counterparty, in particular, will be accurately reflected in an Option Counterparty’s credit rating or that credit ratings will reflect financial deterioration on a timely basis. The Company is structured in an effort to avoid sales or other liquidations of the Options prior to the Company’s mandatory termination date and may only liquidate Options in limited circumstances described under “Administration of the Company—Portfolio Administration”. These circumstances may include, but are not necessarily limited to, the existence of serious adverse credit factors related to an Option Counterparty, an Option Counterparty defaulting on its obligations under the Options or other obligations, and certain legal actions being initiated against an Option Counterparty. There is no assurance that an Option will be liquidated if an Option Counterparty’s financial condition deteriorates or that any liquidation avoids material losses. A brief description of each Option Counterparty appears under “Investment Overview—Option Counterparties”.

Liquidity Risk. Liquidity risk is the risk that the value of an Option will fall if trading in the Option is limited or absent. No one can guarantee that a liquid trading market will exist for any Option. The Options will not be listed on any securities exchange. In the event the Option Counterparties make a market in the Options, they do not have an obligation to do so. Any secondary market in the Options could be limited or might not continue for the term of the Options.

Distributions. Because the Options in the Company do not pay dividends or otherwise accrue income, the sponsor anticipates that the Company will generally not make distributions until the Company’s termination distribution. In addition, Call Option A and Call Option B held by the Company are tied to the price appreciation of the Index Basket only and do not include any of the dividends paid on the stocks in the Index Basket. As such, the Company is not an appropriate investment if you are seeking current income.

Index Risk. The Index Sponsors can add, delete or substitute the stocks underlying an Index or make other methodological changes that could change the level of an Index and, therefore, the Index Basket. The Options held by the Company will reflect the composition of an Index as it changes from time to time. Changing the companies included in the Index Basket may affect the Index Basket as a newly added company may perform significantly better or worse than the company or companies it replaces. The Index Sponsors will not consider the interests of the Company, any Option holder or the unitholders in calculating or revising the Indices. The Index Sponsors can also suspend or terminate publication of the Indices at any time without liability to any Option holder. If the Index Sponsors suspend or terminate one or more of the Indices, the calculation agent may substitute a new or successor index in place of the suspended or terminated Index or the Option Counterparty or calculation agent may calculate the Option payments using a methodology that it determines will replicate the Index Basket as closely as is reasonably possible in the discretion of the calculation agent.

Investing in an Option does not make an investor a holder of any of the Index Basket stocks. Neither the Company, the Option holders nor the unitholders will have any rights with respect to any of the Index Basket stocks, including voting rights, any right to receive dividends or other distributions, or any other rights with respect to these stocks. Any payment on the Options will be made in cash and neither the Company, the Option holders nor the unitholders will have a right to receive delivery of any Index Basket stock.

The Index Basket itself is not a recognized market index and may not accurately reflect global market performance. The Index Basket was created solely for purposes of the offering of units in the Company and may be calculated solely during the term of the Company. The level of the Index Basket and, therefore, its performance will not be published as a separate index during the term of the Company.

Price movements in the components of the Indices and the Indices comprising the Index Basket may not move in tandem; and gains in one Index may be offset by declines in another Index. At a time when the level, value or price of one or more of those Indices increases, the level, value or price of one or more of the other of those Indices may decline. Therefore, increases in the level, value or price of one or more of the components of the Indices and the Indices comprising the Index Basket may be moderated, or wholly offset, by lesser increases or declines in the level, value or price of one or more of the other components of the Indices and the Indices comprising the Index Basket.

The correlation among the components of the Index Basket may change. Correlation is the term used to describe the relationship between the percentage change among the components of the Index Basket. Changes in the correlation may adversely affect the market value of the Company. The correlation among the components of each Index may change too and that may adversely affect the market value of the Company.

The units are not sponsored, endorsed, sold or promoted by the Index Sponsors. The Index Sponsors (i) do not make any representation or warranty, express or implied, to the investors in the units, (ii) have no obligation to take the needs of the Company, an Option holder or the unitholders into consideration in determining, composing or calculating the Index, (iii) are not responsible for and have not participated in the determination of the timing, prices, or quantities of the units be issued, and (iv) have no obligation or liability in connection with the administration, operation, marketing, sale or trading of the units.

The sponsor and the Company are not affiliated with the Index Sponsors. The sponsor and the Company are not responsible for any Index or any information related to an Index and the sponsor and the Company are not responsible for the accuracy or completeness of any Index, its component stocks, the value of the Index, or any information related to the Index.

Early Return of Investment. It is possible that the Company may sell or terminate Options in order to make required distributions, to satisfy expenses in excess of the cash deposited to cover expenses, to satisfy unit redemptions or to protect the Company in the event of certain adverse developments concerning an Option Counterparty or the tax treatment or classification of an Option as set forth in the trust agreement governing the Company. In the event of the termination of Options, the formulas described above under “Investment Overview—The Options” will not apply. Instead, the Option Counterparty for each terminated Option is expected to determine the amount payable by the relevant Option Counterparty in connection with such termination subject to any dispute resolution provision in the Option agreements. The exercise by an Option Counterparty of the duty to determine such amount payable by such Option Counterparty could adversely affect the value of the Options and presents a conflict of interest between the Option Counterparty and the Option holder. The sale or unwinding of Options may result in an early return of some or all of your investment, that may be subject to tax, and a reduction in the capital appreciation and/or the protection against losses that the Company seeks to offer.

Tax and Legislation Risk. Tax legislation, judicial determinations, tax regulations or positions taken by the Internal Revenue Service (“IRS”) could affect the value of the Options by changing the tax treatment or tax characterization of the Options or gains or other income related to the Options or the tax status of the Company. No one can predict whether any legislation will be proposed, adopted or amended, any judicial determination will be made or any regulatory action will be taken and no one can predict the impact that any such action might have on the Company or its portfolio Options. For example, the U.S. Treasury Department and the IRS are currently considering the tax treatment of investments in financial instruments that are not treated as debt instruments for U.S. tax purposes. Among the alternatives under consideration are regimes that could result in the accrual of current income on certain prepayments. A notice published on December 7th, 2007 requested comments regarding the tax treatment of certain prepaid forward contracts. The Company will not own any prepaid forward contracts. There can be no assurance, however, regarding the scope of any guidance that is ultimately promulgated in connection with this inquiry. The Company would not expect any changes that affected the tax treatment of holders or their investments to be applied on a retroactive basis. However, as described in “Administration of the Trust—Portfolio Administration,” the Company might alter its investments (in a manner consistent with its economic objective of allowing investors to participate in the appreciation of the Index Basket while protecting them from loss as described herein) in response to any change in the tax treatment or classification of the Options, and any such change could cause holders to receive taxable distributions of income prior to maturity.

Phantom Income Risk if the Company has Fewer than 500 Unitholders. Generally, expenses incurred by the Company will be deducted from the gross income received by the Company and only a unitholder’s share of the Company’s net income will be paid to such unitholder and reported as taxable income to the unitholder. However, if the units of the Company are held by fewer than 500 unitholders at any time during a taxable year, the Company will generally not be able to deduct certain expenses from income, thus potentially resulting in a unitholder’s reported share of the Company’s taxable income being increased by such unitholder’s share of such expenses, even though the unitholder does not receive a corresponding cash distribution. In this case a unitholder may be able to take a deduction for these expenses; however, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual’s adjusted gross income.

Secondary Market Unit Purchases. If you purchase Company units in the secondary market at a price above [$1,000] per unit, you will not benefit from the full loss protection sought by the Company and you may receive less than your purchase price on the mandatory termination date of the Company.

Foreign Stock Risk. The Company invests in Options linked in significant part to indices with underlying component stocks of foreign companies. Investing in securities linked to non-U.S. companies may involve certain risks not typically associated with investing in securities of U.S. companies. Some of these risks may include, but are not limited to, the following: (i) there may be less publicly available information about non-U.S. companies or markets due to less rigorous disclosure or accounting standards or regulatory practices; (ii) non-U.S. markets may be smaller, less liquid and more volatile than the U.S. market; (iii) potential adverse effects of fluctuations in currency exchange rates or controls on the value of the Company’s investments; (iv) the economies of non-U.S. countries may grow at slower rates than expected or may experience a downturn or recession; (v) the impact of economic, political, social or diplomatic events; (vi) certain non-U.S. countries may impose restrictions on the ability of non-U.S. companies to make distribution payments to investors located in the United States due to blockage of non-U.S. currency exchanges or otherwise; and (vii) withholding and other non-U.S. taxes may decrease the Company’s return. These risks may be more pronounced to the extent that the Company invests a significant amount of its assets in securities of companies located in one country.

Financial Services Companies. The Company invests in Options issued by financial services companies or related subsidiaries. A negative impact on this industry may have a greater impact on the value of units than on a portfolio diversified over several industries. You should understand the risks of this industry before you invest.

Banks and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. In addition, banks and their holding companies are extensively regulated at both the federal and state level and may be adversely affected by increased regulations. Banks will face increased competition from nontraditional lending sources as regulatory changes, such as the Gramm-Leach-Bliley financial services overhaul legislation, permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data. Banks are already facing tremendous pressure from mutual funds, brokerage firms and other financial service providers in the competition to furnish services that were traditionally offered by banks.

Companies engaged in investment management and broker-dealer activities are subject to volatility in their earnings and share prices that often exceeds the volatility of the equity market in general. Adverse changes in the direction of the stock market, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies. Additionally, competitive pressures, including increased competition with new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in investment management and broker-dealer activities are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect the stock prices of such companies.

Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other disasters and the effects of client mergers. Already extensively regulated, insurance companies’ profits may be adversely affected by increased government regulations or tax law changes.

Financial services companies have faced significant difficulty recently related to the recent downturn in the housing and mortgage lending markets, corresponding declines in the value of mortgage-backed securities and the resulting impact on all areas of the financial services industry and the broader economy. These difficulties have given rise to considerable uncertainty regarding the global economy and financial services companies, in particular. The downturn has also led to considerable write-downs in the values of many assets held by financial services companies and a tightening of credit markets that has been marked by a general unwillingness of many entities to extend credit. These factors have caused a significant need for many financial services companies to raise capital to meet obligations and to satisfy regulatory and contractual capital requirements. Many well-established financial services companies have been forced to seek additional capital through issuances of new preferred or common equity and certain companies have been forced to agree to be acquired by other companies (or sell some or all of their assets to other companies). In some cases government assistance, guarantees or direct participation in investments or acquisitions have been necessary to facilitate these transactions. In addition, concerns regarding these issues and their potential negative impact to the U.S. and global economies have resulted in extreme volatility in securities prices and uncertain market conditions.

In response to these issues, government authorities in the U.S. and other countries have initiated and may continue to engage in administrative and legislative action intended to address both short- and long-term difficulties facing the housing and mortgage lending markets, mortgage backed securities, the financial services industry and the broader economy. These government actions may include, but are not limited to, restrictions on investment activities; increased oversight, regulation and involvement in financial services company practices; adjustments to capital requirements; the acquisition of interests in and the extension of credit to private entities; and increased investigation efforts into the actions of companies and individuals in the financial service industry. No one can predict any action that might be taken or the effect any action or inaction will have. It is possible that any actions taken by government authorities will not address or help improve the state of these difficulties as intended. No one can predict the impact that the recent difficulties will have on the economy, financial services companies or the Option Counterparties. The recent difficulties and corresponding government action or inaction may have far reaching consequences and your investment may be adversely affected by such developments.

No Government Guarantee. An investment in the Company is not a deposit of any bank and is not insured or guaranteed by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.

Risks Upon Redemption of Units. This investment has been designed to be held for the entire term of the Company. If you sell or redeem units in the Company after the initial offering period ends, the net asset value per unit will reflect deduction of the organization costs per unit. The initial offering period is currently anticipated to be only one day, the Initial Date of Deposit. As a result, if you purchase units in the initial offering on the Initial Date of Deposit and then sell or redeem units on any day after the Initial Date of Deposit, you will pay both the sales charge and organization costs as well as bearing market risk associated with owning the units.

In addition, in the event any Option is terminated prior to the Company’s mandatory termination date to pay for any redemption in cash, the formulas described above under “Investment Overview—The Options” will not apply. Instead, the relevant Option Counterparty for each terminated Option is expected to determine the amount payable by such Option Counterparty in connection with such termination subject to any dispute resolution provision in the Option agreements. The exercise by an Option Counterparty of the duty to determine such amount payable by such Option Counterparty at which the Company may unwind the Options could adversely affect the value of the Options and presents a conflict of interest between the Option Counterparty and the Option holder. Therefore, you may not get the capital appreciation and/or protection against losses that the Company seeks to offer.

Certain investors that are qualified to hold over-the-counter options may elect to receive an in-kind distribution of Options upon a unit redemption. If you receive an in-kind distribution and sell Options so that you subsequently do not hold all three kinds of Options or do not hold all three kinds of Options in the same proportions as existed in the Company’s original portfolio, you will lose the benefit of loss protection at expiration of the Options and your investment will be subject to additional risks. If you redeem units and receive Options, you will encounter the risks described herein directly rather than indirectly through the Company. There can be no assurance that a liquid market for the Options will exist. The value of and your ability to sell an Option could be adversely affected if a secondary trading market for the Option does not exist or is limited. In addition, the tax consequences of holding the Options directly are materially different than the tax consequences of holding units in the Company. You should refer to “Investor Information—Taxes” for additional information and should also consult a tax advisor before making any tax-related decisions. You may not exercise the Call or Put Options until they are automatically exercised at their expiration date.

Taxes

The following is a summary of certain U.S. federal income tax considerations generally affecting the Company and its unitholders. This section is based on the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. This section describes only U.S. federal income tax considerations (and not estate, gift, or state and local tax considerations). The opinions of Sullivan & Cromwell in this section assume that the description of the terms of the units in this prospectus is materially correct and rely on such other representations as have been made by Barclays Capital Inc. to Sullivan & Cromwell in Barclays Capital Inc.’s capacity as sponsor. Please consult your own tax advisor concerning the consequences of investing in the Company in your particular circumstances under the Code and the laws of any other taxing jurisdiction.

This section applies to unitholders only if the units are held as capital assets for tax purposes. This section does not apply to unitholders that are members of a special class of holders subject to special rules, including:

•	a non-U.S. holder (defined below),

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a person that holds units as part of a straddle or a hedging or conversion transaction, or

•	a U.S. holder (as defined below) whose functional currency is not the U.S. dollar.

A U.S. holder is a beneficial owner of units that is:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

A “non-U.S. holder” is a beneficial owner of units that is not a United States person for United States federal income tax purposes.

Unitholders that are partnerships (or entities that are taxable as partnerships for U.S. federal income tax purposes) should consult their own tax advisors concerning the consequences of investing in the Company.

The sponsor has both the right and the intent to purchase units from unitholders who wish to redeem their units in lieu of allowing such unitholders to be redeemed in cash. This summary and the opinions of Sullivan & Cromwell assume that no unit will be redeemed for cash. If the sponsor does not exercise its right to purchase such units, and the Company redeems a unitholder in cash, significantly different tax consequences than described below may apply, including the possibility that all unitholders (including non-redeeming holders) will recognize taxable income (for instance, due to a taxable cash distribution) prior to the Company’s mandatory termination date in order for the Company to meet the Distribution Requirement described below. Furthermore, the sponsor has both the right and the intent to redeem units it repurchases from unitholders only through in-kind redemption.

Qualification as a Regulated Investment Company and Consequences Thereof. The Company intends to elect to be taxed as a regulated investment company under Subchapter M of the Code and intends to meet all requirements that are necessary for it to be relieved of federal taxes on income and gains it distributes to unitholders. As a regulated investment company, the Company will not be subject to federal income tax on the portion of its net investment income (i.e., its investment company taxable income, as that term is defined in the Code, without regard to the deduction for dividends paid) and net capital gain (i.e., the excess of net long-term capital gain over net short-term capital loss) that it distributes to unitholders, provided that it distributes at least 90% of its net investment income for the year (the “Distribution Requirement”) and satisfies certain other requirements of the Code that are described below. The Company also intends to make such distributions as are necessary to avoid the otherwise applicable 4% non-deductible excise tax on certain undistributed earnings.

As discussed in “Investor Information—Taxes—Treatment of Holders of the Options after In-Kind Distributions” below, the Options will likely constitute a “straddle” in the hands of the Company. As discussed in the preceding paragraph, however, the Company will elect to be treated as a corporation for U.S. federal income tax purposes. Assuming that this election will be respected, the fact that the Company’s Options constitute a straddle will not affect a unitholder’s capital gain treatment from the sale or exchange of units, as described below. The straddle rules are primarily designed to prevent investors from deferring income or aging the holding period of appreciated property on a risk-free basis, and the Company’s Options will not allow unitholders to accomplish this, because the units will constitute a single position in the stock of a corporation. The Company therefore does not expect the IRS to challenge the Company’s election to be treated as a corporation. Moreover, in the opinion of its special tax counsel, Sullivan & Cromwell, the Company’s election to be treated as a corporation should be respected under current law, given the Company’s reinvestment powers. However, no statutory, judicial or administrative ruling squarely addresses the tax status of a business entity with these particular reinvestment powers, and the Company has not sought any ruling on this subject from the IRS. Accordingly, unitholders should consult their own tax advisors in assessing the risk of any potential application of the straddle rules that might prevent them from treating gains from the sale or redemption of units as long-term capital gains or require them to capitalize any interest expense incurred to carry their investments in units. The remainder of this discussion assumes that the Company’s election to be treated as a corporation will be respected.

Likewise, as discussed in “Investor Information—Taxes—Treatment of Holders of the Options after In-Kind Distributions” below, some of the Options may constitute a so-called “conversion transaction” in the hands of the Company. Assuming that the Company’s election to be treated as a corporation will be respected, however, this fact will not affect a unitholder’s capital gain treatment at maturity or from a sale or exchange of units. The conversion transaction rules are designed to prevent a taxpayer from treating returns that are solely attributable to the time value of money as capital gains, rather than as ordinary interest income. The sponsor believes that the unitholder’s return from ownership of the units will not be attributable to the time value of money because the units will not guarantee unitholders any positive return and any positive return that a unitholder ultimately realizes will be solely attributable to an increase in the value of the Index Basket.

The Company will initially invest solely in the Options and does not intend to alter its investments unless there is a Significant Liability, Credit or Tax Event as defined in “Portfolio Administration” below. In the opinion of Sullivan & Cromwell, the Options will be respected as options for Federal income tax purposes, and there is no interest or other current income that accrues in respect of the ownership of an option. The Company therefore does not expect to make any distributions to unitholders prior to the Company’s mandatory termination date.

In addition to satisfying the Distribution Requirement, the Company must derive at least 90% of its gross income from (1) dividends, interest, certain payments with respect to loans of stock and securities, gains from the sale or disposition of stock, securities or foreign currencies and other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities or currencies, and (2) net income derived from an interest in “qualified publicly traded partnerships” (as such term is defined in the Code). The Company must also satisfy an asset diversification test in order to qualify as a regulated investment company.

In the opinion of Sullivan & Cromwell, the Company’s investment in the Options will allow the Company to meet the distribution, income and diversification requirements set out above. However, the Company has not requested, and does not intend to seek, a letter ruling from the IRS that the Company will meet these or any other regulated investment company qualification requirements. If for any year the Company does not qualify as a regulated investment company, all of its taxable income (including its net capital gain) will be subject to tax at regular corporate rates without any deduction for distributions to unitholders.

Company Distributions. Except as described in the following paragraphs, the Company does not intend to make distributions until the Company’s termination. On the expiration date of the Options, the Company will cash settle the Options and distribute the proceeds pro rata to unitholders pursuant to a plan of liquidation. The amounts received by the unitholders on liquidation will be treated as a payment in respect of a sale or exchange of their units and will be taxed in the manner described below under “Investor Information—Taxes—Sale or Redemption of Units.”

If the Company disposes of an Option because of a Significant Liability, Credit or Tax Event or as otherwise permitted in the Company’s governing documents, the Company may have net investment income. The Company intends to distribute substantially all of its net investment income in the taxable year of the disposition in order to meet the Distribution Requirement, described above. Ordinarily, unitholders are required to take taxable distributions by the Company into account in the year in which the distributions are made. However, for federal income tax purposes, dividends that are declared by the Company in October, November or December as of a record date in such month and actually paid in January of the following year will be treated as if they were paid on December 31 of the year declared. Therefore, such dividends will generally be taxable to a unitholder in the year declared rather than the year paid.

Distributions by the Company that do not constitute qualified dividend income, ordinary income dividends or capital gain dividends will be treated as a return of capital to the extent of (and in reduction of) the unitholder’s tax basis in its units; any excess will be treated as gain from the sale of its units, as discussed below.

Sale or Redemption of Units. A unitholder will recognize gain or loss on the sale of units in an amount equal to the difference between the proceeds of the sale and the unitholder’s adjusted tax basis in the units. The sponsor has the right, but not the obligation, to purchase units for a cash amount equal to the current redemption price from any unitholder that opts to have its units redeemed. Because the sponsor has the right and the intent to purchase units from unitholders who wish to redeem units, it is anticipated that it will not be necessary for the Company to redeem unitholders in cash prior to the Company’s mandatory termination date but that the Company will redeem unitholders through a distribution of the unitholder’s pro rata share of the Company’s Options. Upon such a redemption, the unitholder will recognize gain or loss measured by the difference on the date of the redemption between the aggregate value of the Options received and the unitholder’s tax basis in the units redeemed. The Options received upon an in-kind redemption will generally have an initial tax basis equal to their respective market values on the date of redemption and the unitholder’s holding period in the Options will start on the date of the exchange.

All or a portion of any loss so recognized may be disallowed if the unitholder acquires other units within a period of 61 days beginning 30 days before such disposition, such as pursuant to reinvestment of a dividend in units.

In general, any gain or loss arising from (or treated as arising from) the sale or redemption of units will be considered capital gain or loss and will be long-term capital gain or loss if the units were held for more than one year. However, any capital loss arising from the sale or redemption of units held for six months or less will be treated as a long-term capital loss to the extent of the amount of any capital gain dividends received on (or undistributed capital gains credited with respect to) such units. Capital gain of a noncorporate U.S. unitholder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the property is held by the unitholder for more than one year. Capital gain of a corporate unitholder is taxed at the same rate as ordinary income.

Treatment of Holders of the Options after In-Kind Distributions. The Options will likely constitute a “straddle” for federal income tax purposes, and a unitholder’s holding period in the Options will accordingly likely be tolled for the period during which it holds all of the Options. The conversion transaction rules of the Code may also apply, which could result in a portion of the gain on one or more of the Options being treated as ordinary income (notwithstanding a loss on the one or more of the other Options). Subject to the application of the conversion transaction rules, upon a sale of all Options held by a unitholder, the unitholder will recognize net capital gain or loss equal to the difference between proceeds of the sale and tax basis of the Options. A significant portion of any gain earned on one or more of the Options may be ordinary income if the conversion transaction rules apply. Because the Options will likely constitute a straddle, such capital gain or loss may be short-term gain or loss regardless of how long the unitholder has held the Options. If the unitholder sells the Put Option at a different time than the Call Options, such holder could have long-term capital gain or loss (or ordinary income, to the extent the conversion transactions rules of the Code apply) on disposition of one set of the Options. Such treatment would be applicable only if the unitholder held one set of Options for more than one year after the disposition of the other set of Options. If you incur a short-term capital loss you may not be able use that loss to offset any ordinary income earned on account of the application of the conversion transaction rules of the Code. Thus, you may be required to recognize taxable income notwithstanding you sold the Options at a loss.

Any loss on a disposition of some of the Options may not be deductible currently. If the unitholder has made an “identified straddle” election with respect to the Options, a unitholder will be required to add such loss to the unitholder’s basis in the remaining offsetting position. If an “identified straddle” election does not apply, such loss may be deferred and may not become deductible until such unitholder sells or otherwise disposes of all of their Options. Unitholders who receive in-kind distribution are urged to consult their tax advisors about the tax consequences of holding a straddle, the applicability of the conversion transaction rules of the Code and the advisability of making an identified straddle election or an election pursuant to the conversion transaction regulations.

Deductibility of Company Expenses. Generally, expenses incurred by the Company will be deducted from the gross income received by the Company and only a unitholder’s share of the Company’s net income will be paid to such unitholder and reported as taxable income to the unitholder. However, if the units of the Company are held by fewer than 500 unitholders at any time during a taxable year, the Company will generally not be able to deduct certain expenses from income, thus potentially resulting in a unitholder’s reported share of the Company’s taxable income being increased by such unitholder’s share of those expenses, even though the unitholder does not receive a corresponding cash distribution. In this case a unitholder may be able to take a deduction for these expenses; however, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual’s adjusted gross income.

Backup Withholding. The Company will be required in certain cases to backup withhold and remit to the U.S. Treasury a portion of qualified dividend income, ordinary income dividends and capital gain dividends, and the proceeds of redemption of units, paid to any unitholder (1) who has provided either an incorrect tax identification number or no number at all, (2) who is subject to backup withholding by the IRS for failure to report the receipt of interest or dividend income properly or (3) who has failed to certify to the Company that it is not subject to backup withholding or that it is a corporation or other “exempt recipient.” Backup withholding is not an additional tax and any amounts withheld may be refunded or credited against a unitholder’s federal income tax liability, provided the appropriate information is furnished to the IRS.

Foreign Unitholders. Taxation of a unitholder who, as to the United States, is a nonresident alien individual, foreign trust or estate, foreign corporation, or foreign partnership (“foreign unitholder”) may be different from the treatment described herein. Foreign unitholders are urged to consult their own tax advisers with respect to the particular tax consequences to them of an investment in the Company, the procedure for claiming the benefit of a lower treaty rate and the applicability of foreign taxes.

State and Local Tax Matters. Depending on the residence of the unitholders for tax purposes, distributions may also be subject to state and local taxes. Unitholders are urged to consult their tax advisers as to the consequences of these and other state and local tax rules affecting investment in the Company.

ADMINISTRATION OF THE COMPANY

The Sponsor

The sponsor of the Company is Barclays Capital Inc. Barclays Capital Inc. and its affiliated companies (collectively, the “Group”) is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. Barclays Capital Inc. is an indirect wholly-owned subsidiary of Barclays PLC, which is the ultimate holding company of the Group. You can contact the sponsor at 745 Seventh Avenue, New York, New York 10019. The sponsor also serves as supervisor of the Company.

If the sponsor fails to or cannot perform its duties as sponsor or becomes bankrupt, the trustee may replace the sponsor, continue to operate the Company without a sponsor, or terminate the Company. The sponsor adopted a code of ethics applicable to the sponsor and the Company that requires employees who have access to information on Company transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Company.

As mentioned above, the sponsor and other members of the Group are part of a major global financial services firm. As a result, the sponsor and other members of the Group are engaged in many aspects of the financial services industry and may from time to time act as market maker or specialist for securities in the Indices, participate in offerings of securities in the Indices or securities issued by the issuers included in the Indices, or participate in offerings of securities issued by the Option Counterparties. The sponsor and other members of the Group engage in trading activities related to components of the Indices, the Indices and/or futures, options or other derivatives on such components or the Indices. These trading activities could influence the value of the Indices or its component stocks and may include taking positions that are opposite those of the Company’s portfolio. The sponsor and other members of the Group may from time to time publish research reports on various securities, issuers and other matters, including reports related to components of the Indices and/or the Option Counterparties. This research may be modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding units of the Company. Any of these activities by the sponsor or other members of the Group may affect the market price of the components of the Indices, the Indices and/or the value of the Options. The sponsor or other members of the Group may receive compensation or derive income, gains or other financial benefits in connection with the activities described in this paragraph.

The Trustee

The Bank of New York Mellon is the trustee of the Company with a principal unit investment trust division office located at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217. You can contact the trustee by calling                      or by writing to its unit investment trust office. The sponsor may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying the sponsor and unitholders. The trustee does not participate in selecting or valuing the Options.

Portfolio Administration

The Company is not a managed fund. Unlike a managed fund, the sponsor designed your portfolio to remain relatively fixed. The Company intends to buy and sell Options only:

•	to pay expenses to the extent not covered by cash set aside to pay expenses,

•	to issue additional units or redeem units,

•

in limited circumstances to protect the Company, such as if serious adverse credit issues arise regarding an Option Counterparty or a change in tax treatment of the Options occurs resulting in current accruals of income on the Options,

•	to make required distributions or avoid imposition of taxes on the Company,

•	in connection with termination of the Company, and

•	as permitted by the trust agreement consistent with the following discussion.

The Company is structured in an effort to avoid sales or other liquidations of the Options prior to the Company’s mandatory termination date; however, certain situations could arise that make such sales necessary or advisable prior to this time. These situations may include, but are not necessarily limited to, the existence of serious adverse credit factors related to an Option Counterparty, an Option Counterparty defaulting on its obligations under the Options or other obligations, certain legal actions against an Option Counterparty, a proposed or actual change in tax treatment that results in the current accrual of interest or other current income in respect of the Company’s investment in the Options, or actual Company expenses exceeding the cash set aside to pay such expenses (a “Significant Liability, Credit or Tax Event”). If the Company sells Options, the composition and diversity of the Options in the portfolio may be altered. If the sponsor directs the trustee to liquidate an Option, the sponsor may also direct the trustee to seek to liquidate other Options in an effort to maintain the protection from loss offered by the Company and/or the tax status of the Company. If any contract for the purchase of Options fails, the sponsor will refund the cash and sales charge attributable to the failed contract to unitholders on or before the next distribution date unless substantially all of the moneys held to cover the purchase are reinvested in substitute securities in accordance with the trust agreement. The sponsor may direct the reinvestment of Option sale proceeds if the sale is the direct result of serious adverse credit factors which, in the opinion of the sponsor, would make retention of the Options detrimental to the Company. In such a case, the sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the same criteria as described in the next paragraph regarding reinvestments related to adverse tax law changes. The sponsor may also instruct the trustee to take action necessary to ensure that the portfolio continues to satisfy the qualifications of a regulated investment company for tax purposes. The sponsor expects that the Company will hold 15% or less of its net asset value in illiquid securities. For this purpose, an illiquid security is one that the sponsor believes may not be sold or disposed of in the ordinary course of business within seven days at approximately the value at which the Company has valued the investment. When the Company buys or sells Options, the sponsor may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with the Company or the trustee but neither placement of such orders nor the amount of commissions will be based on sales of units of the Company.

In the event of a change in United States tax treatment that results in the current accrual of interest or other current income in respect of the Company’s investment in the Options as determined by the sponsor, the trustee shall, upon direction of the sponsor, sell, liquidate or otherwise dispose of Options held by the Company as deemed necessary by the sponsor and reinvest the proceeds in a combination of debt obligations and warrants, options or similar securities, but the sponsor intends to limit its reinvestment in that case so that (a) such securities are issued by issuers or counterparties with long-term obligation credit ratings of BBB-/Baa3 or better by at least one nationally recognized statistical rating organization that is registered with the Securities and Exchange Commission under Section 15E of the Securities Exchange Act of 1934, as amended, or any successor law, rule or regulation, (b) such securities mature on or about the Company’s mandatory termination date, (c) the combined investment in such securities allows the trustee to maintain the qualification of the Company as a “regulated investment company” as defined in the Code, (d) the combined investment in such securities generates current cash income sufficient to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on the Company or on undistributed income in the Company and (e) the combined investment in such securities provides participation by the Company in [55%] of the appreciation of such Index Basket above the Starting Value of the Index Basket, with such Index Basket appreciation limited to [50%], while seeking protection from loss in respect of a decline in the value of the Index Basket below the Starting Value of the Index Basket. If one or more of the Indices are no longer compiled, maintained or made available at the time of the event described above and the Option’s calculation agent has not designated a successor index, the sponsor may (a) follow the process described above using securities based on the components of the Indices, and the percentage weightings of such components, as existed on the last date on which the Index components and weightings were available to the Company or (b) direct the trustee to terminate the Company and liquidate the Company in such manner as the sponsor shall direct. There can be no assurance that it will be practicable for the Company to make any reinvestment as described above. To the extent that such reinvestment does not occur, the Company will distribute the sale proceeds of Options net of any expenses.

If the Company exercises its reinvestment powers, the Company may ultimately hold assets that make current taxable income distributions, such as dividend or interest income. In this case the Company would generally distribute amounts approximately equal to its net investment income currently to investors and income would likewise be includable in an investor’s taxable income on a current basis. Holders should consider this possibility in deciding whether to invest in the Company. It is also possible that the Company will recognize losses from the disposition of its assets. You should consider the possibility of such losses in evaluating whether to invest in the Company or retain an investment in units.

If the Company exercises its reinvestment powers, the Company will give you notice of the reinvestment through your broker-dealer at least 10 days prior to reinvestment. This notice will include disclosure regarding the issuer(s) or counterparty(s) of the substituted securities that is substantially similar in scope of content as the disclosure regarding the original Option Counterparties in this prospectus. If the Company exercises its reinvestment powers, you should review any notice carefully to determine whether you want to continue to retain your investment in units. This notice will also be filed with the Securities and Exchange Commission at the same time it is sent to unitholders.

In addition to the foregoing, the sponsor may amend the trust agreement and take such action, and instruct the trustee to take such action, as the sponsor deems necessary or advisable, including seeking any necessary regulatory approvals or relief, to cause the conversion of the Company from a unit investment trust to an open-end management investment company or a closed-end management investment company under the Investment Company Act of 1940, provided that the sponsor obtains the affirmative vote or consent at a meeting of unitholders of the Company of the lesser of (a) 67% or more of the units present at such meeting, if the holders of more than 50% of the outstanding units of the Company are present or represented by proxy or (b) more than 50% of the outstanding units of the Company. If the sponsor obtains this consent and any necessary regulatory approvals and the Company converts to a closed-end company or an open-end company, the sponsor may instruct the trustee to dispose of the Options and reinvest in new securities at its discretion, provided that any new securities if held to maturity collectively provide participation in [55%] of any appreciation of the Index Basket above the Starting Value of the Index Basket, with such Index Basket appreciation limited to [50%], while seeking protection from loss in respect of a decline in the value of the Index Basket below the Starting Value of the Index Basket. You should understand that an open-end company or a closed-end company may impose management fees not imposed by unit investment trusts and open-end funds may impose distribution or shareholder service fees not imposed by unit investment trusts. As a result, fees and expenses could increase if a conversion occurs. In the event of conversion to a closed-end company, the units would generally cease to be redeemable at a redemption price based on current net asset value but might be listed on a national securities exchange or market system. Shares of closed-end funds listed on a securities exchange frequently trade at a discount to their net asset value. Open-end funds and closed-end funds also have a board of directors and must comply with various requirements not applicable to unit investment trusts. The sponsor believes, however, that the unit investment trust structure is desirable, given the Company’s investment objective and investments. Investors should assume, therefore, that it is unlikely that the sponsor would decide to recommend to unitholders a conversion of the Company to an open-end or closed-end investment company.

The trust agreement governing the Company gives the sponsor investment discretion beyond the powers described above to instruct the trustee to sell portfolio Options and reinvest the proceeds into new investments as determined by the sponsor at any time. In the Company’s view, this broad discretion is not consistent with the Company’s status as a unit investment trust under the Investment Company Act of 1940 under current law and regulatory positions. As a result, the sponsor does not intend to exercise these broad powers unless (a) the Company is first converted to an open-end fund or a closed-end fund after obtaining a vote of unitholders and any necessary regulatory approvals or relief as described in the preceding paragraph or (b) the sponsor first obtains an order, ruling or advice from the Securities and Exchange Commission providing that the specific exercise of such power will not adversely affect the Company’s status as a unit investment trust. The sponsor does not currently intend to seek such an order, ruling or approval and, if sought, there can be no assurance that an order, ruling or approval would be granted.

Reports

The trustee or your financial advisor will make available to you a statement showing the amounts distributed by the Company for each distribution. Each year the trustee will also provide an annual report on the Company’s activity and certain tax information. You can request from the trustee copies of Option valuations to enable you to complete your tax forms and audited financial statements for the Company, if available.

Amending the Trust Agreement

The sponsor and the trustee can change the trust agreement without your consent to correct any provision that may be defective or to make other provisions that will not materially adversely affect your interest (as determined by the sponsor). The sponsor cannot change the trust agreement to reduce your interest in the Company without your consent. Investors owning two-thirds of the units in the Company may vote to change the trust agreement. In addition to the foregoing, the sponsor may amend the trust agreement and take such action, and instruct the trustee to take such action, as the sponsor deems necessary or advisable to cause the conversion of the Company from a unit investment trust to an open-end management investment company or a closed-end management investment company under the Investment Company Act of 1940, provided that the sponsor obtain the affirmative vote or consent at a meeting of unitholders of the Company of the lesser of (a) 67% or more of the units present at such meeting, if the holders of more than 50% of the outstanding units of the Company are present or represented by proxy or (b) more than 50% of the outstanding units of the Company.

Company Termination

The Company will terminate on the mandatory termination date set forth under “Investment Overview—Essential Information”, if not terminated earlier due to the maturity, sale, liquidation or other disposition of all of the Options. The trustee may terminate the Company early if the value of the Company is less than 40% of the original value of the Options in the Company at the time of deposit. Investors owning two-thirds of the units in the Company may also vote to terminate the Company early. The trustee will liquidate the Company in the event that a sufficient number of units not yet sold to the public are tendered for redemption so that the net worth of the Company would be reduced to less than 40% of the value of the Options at the time they were deposited in the Company. If this happens, the sponsor will refund any sales charge that you paid.

The trustee will notify you of any termination and sell any remaining Options. The sponsor will determine the manner and timing of any sale of Options. Since the trustee may sell Options within a relatively short period of time, the sale of Options as part of the Company termination process could result in a lower sales price than might otherwise be realized if such sale were not required at this time. The trustee will send your final cash distribution to you within a reasonable time following liquidation of all the Options after deducting final expenses and charges. Your termination distribution may be less than the price you originally paid for your units.

Expenses

The Company will pay various expenses to conduct its operations. The estimated amounts of these expenses appear under “Investment Overview—Fees and Expenses”. In an effort to maintain the Company’s investment in the Options, a portion of the unit value includes an amount of cash in the amount of the Company’s anticipated annual aggregate operating expenses to be incurred over the Company’s scheduled life. This cash, along with cash held for payment of organization expenses, will be held in a non-interest bearing account solely for the purpose of paying Company expenses. If this cash exceeds the actual expenses of the Company through termination of the Company, any excess cash will be distributed to unitholders within a reasonable time following termination of the Company. If this cash is insufficient to pay expenses, the trustee may sell Options to pay expenses as directed by the sponsor. The ability of the Company to achieve its objective may be adversely affected if the trustee sells Options and unitholders may realize tax consequences. In particular, the sale of Options could result in taxable income to the Company that, in turn, would require the Company to make a taxable distribution to investors in order to maintain the Company’s tax status. The Company will not pay any fee to the sponsor other than the sales charge paid by unitholder at the time of a purchase of units.

The Company will pay a fee to the trustee for its services. This fee may adjust for inflation without your approval. The trustee also benefits when it holds cash for the Company in non-interest bearing accounts. The Company will also pay a fee to the evaluator for its services.

The Company will also pay its general operating expenses. The Company may pay expenses such as trustee expenses, legal and auditing expenses of the trustee, various governmental charges, fees for extraordinary trustee services, costs of taking action to protect the Company, costs of indemnifying the trustee and the sponsor, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the trustee for advancing funds to meet distributions, if any. The Company may pay the costs of updating its registration statement each year.

UNIT DISTRIBUTION

The sponsor sells units to the public through broker-dealers and other firms. The sponsor pays part of the sales charge to these distribution firms when they sell units. During the initial offering period, the broker-dealer concession or agency commission that the sponsor allows to selling firms is as follows:

Transaction Amount	Concession or Agency Commission
Less than $50,000%
$50,000 - $99,999
$100,000 - $249,999
$250,000 - $499,999
$500,000 - $999,999
$1,000,000 or more

These concessions or agency commissions are applied as a percent of the public offering price per unit at the time of the transaction. The different levels are also applied on a unit basis using a [$1,000] unit equivalent. Following the initial offering period, the broker-dealer concession or agency commission that the sponsor allows to selling firms for secondary market transactions is     % of the public offering price per unit. Any sales charge discount is borne by the broker-dealer or selling firm out of the concession or agency commission. The sponsor reserves the right to change the amount of concessions or agency commissions from time to time.

The sponsor or an affiliate may, but is not obligated to provide, at its own expense and out of its own profits, additional compensation and benefits to broker-dealers who sell units of the Company and the sponsor’s other products or products sponsored by the sponsor’s affiliates. This compensation may be intended to result in additional sales of proprietary products and/or compensate broker-dealers and financial advisors for past sales. These payments may be made for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the sponsor’s products. These arrangements will not change the price you pay for your units.

The sponsor will generally register units for sale in various states in the U.S. The sponsor does not register units for sale in any foreign country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. Any order for units may be rejected by the sponsor in whole or in part.

The sponsor or one of the sponsor’s affiliates may gain or lose money when it holds units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price the sponsor or its affiliate pays for units and the price at which it sells or redeems them. The sponsor may also gain or lose money when it deposits Options to create units. The amount of the sponsor’s profit or loss on the initial deposit of Options into the Company is shown in the “Notes to Schedule of Investments.”

OTHER MATTERS

Legal Matters

Chapman and Cutler LLP acts as counsel for the Company. Sullivan & Cromwell LLP acts as special tax counsel for the Company. Carter, Ledyard & Milburn LLP acts as counsel for the trustee.

Independent Registered Public Accounting Firm

Reznick Group, P.C., independent registered public accounting firm, audited the statement of financial condition and the schedule of investments included in this prospectus.

Additional Information

The prospectus does not contain all the information in the registration statement that the Company filed with the Securities and Exchange Commission. The Information Supplement, which was filed with the Securities and Exchange Commission, includes more detailed information about certain aspects of the Company, including administrative matters, redemption, and purchases by retirement plans. If you have not received a copy of the Information Supplement along with this prospectus, you should obtain the Information Supplement by contacting your financial professional or by contacting the Securities and Exchange Commission as indicated on the back cover of this prospectus. This prospectus incorporates the Information Supplement by reference (it is legally considered part of the prospectus).

This prospectus does not include all information filed with the Securities and Exchange Commission (“SEC”). Information about the Company (including the information supplement) can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C., and information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 551-8090. Information about the Company is available on the EDGAR Database on the SEC’s Internet site at www.sec.gov. You may also obtain Company information, after paying a duplicating fee, by sending an e-mail request to publicinfo@sec.gov or by writing to the SEC’s Public Reference Section at 100 F Street NE, Washington, D.C. 20549.

Securities Act file number: 333-148457

Investment Company Act file number: 811-22160

PRONTO™ Series 2009-1

Prospectus

            , 2009

The information in this information supplement is not complete and may be changed. No one may sell units of the Company until the registration statement filed with the Securities and Exchange Commission is effective. This information supplement is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

Preliminary Information Supplement Dated May 22, 2009

Subject to Completion

PRONTO™ SERIES 2009-1

a unit investment trust included in BLPP 1

Information Supplement

This Information Supplement provides additional information concerning certain aspects of the Company described in the prospectus for PRONTO™ Series 2009-1, a unit investment trust included in BLPP 1. This Information Supplement should be read in conjunction with the prospectus. It is not a prospectus. It does not include all of the information that an investor should consider before investing in the Company. It may not be used to offer or sell units of the Company without the prospectus. This Information Supplement is incorporated into the prospectus by reference and has been filed as part of the registration statement with the Securities and Exchange Commission. Investors should obtain and read the prospectus prior to purchasing units of the Company. If you have not received a copy of the prospectus along with this Information Supplement, you should obtain the prospectus by contacting your financial professional or by contacting Barclays Capital Inc. at 745 Seventh Avenue, New York, New York 10019 or by calling (800)         -            . This Information Supplement is dated as of the date of the prospectus. Capitalized terms used but not defined herein shall have the meaning assigned to them in the prospectus.

General Information

The Company is a series of a unit investment trust created under the name BLPP and registered under the Investment Company Act of 1940. The Company was created as a common law trust on the inception date described in the prospectus under the laws of the state of New York. The Company was created under a trust agreement between Barclays Capital Inc. (as sponsor and supervisor), The Bank of New York Mellon (as trustee), and                                          (as evaluator).

When your Company was created, the sponsor caused Options to be delivered to the trustee for deposit in the Company and the trustee delivered to the sponsor documentation evidencing the ownership of units of the Company. Additional units of the Company may be issued from time to time by causing to be deposited in the Company additional Options (or contracts for the purchase thereof together with cash or irrevocable letters of credit) or cash (including a letter of credit or the equivalent) with instructions to purchase additional Options. As additional units are issued by the Company as a result of the sponsor causing additional Options to be deposited, the aggregate value of the Options in the Company will be increased and the fractional undivided interest in the Company represented by each unit will be decreased by dilution. The sponsor may continue to cause additional deposits of Options to be made into the Company, provided that such additional deposits will be in amounts that will generally maintain the relationship among the principal or notional amounts of the Options in the Company existing immediately prior to the related additional deposit. If the sponsor deposits cash to purchase additional Options, existing and new investors may experience a dilution of their investments because of fluctuations in the prices of the Options between the time of the deposit and the purchase of the Options and because the Company will pay any associated fees and other acquisition costs.

Each unit initially offered represents an undivided interest in the Company. To the extent that any units are redeemed by the trustee or additional units are issued as a result of additional Options being caused to be deposited by the sponsor, the fractional undivided interest in the Company represented by each unredeemed unit will increase or decrease accordingly, although the actual underlying assets per unit in the Company will generally not change as a result of such increases or decreases in units. Units will remain outstanding until redeemed upon tender to the trustee by unitholders, which may include the sponsor, or until the termination of the trust agreement.

The Company holds (a) the Options listed under “Schedule of Investments” in the prospectus as may continue to be held from time to time in the Company, (b) any additional Options or other assets acquired and held by the Company pursuant to the provisions of the trust agreement and (c) any cash held in the accounts of the Company. Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the Options.

The Company is a unit investment trust and is not an “actively managed” fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of Options or other assets on the basis of economic, financial and market

2

analysis. The portfolio of the Company, however, will not be actively managed and therefore the adverse financial condition of an Option Counterparty will not necessarily require the sale of its Options from a portfolio.

Refer to “Investment Overview” in the prospectus for additional information regarding the investment strategy of the Company and the risks of investing in the Company.

Administration of the Company

Company Accounts and Distributions to Unitholders. Income received by the Company is credited by the trustee to the income account (the “Income Account”) for the Company. All other receipts are credited by the trustee to a separate capital account (the “Capital Account”) for the Company. From time to time the trustee will withdraw from the cash on deposit in the Income Account or Capital Account of the Company such amounts as it, in its sole discretion, deems necessary to establish a reserve for any applicable taxes or other governmental charges and other expenses of the Company that may be payable out of the Company and credit such amounts to a separate non-interest bearing reserve account (the “Reserve Account”). Due to the structure of the Company and its investments, the Company is not anticipated to receive income or make income distributions during its life prior to the mandatory termination date of the Company. In the event income is realized by the Company during its life, the trustee will distribute any income received by the Company prior to termination of the Company on each Distribution Date or shortly thereafter to unitholders of record on the preceding Record Date. The Company may be required to make distributions from the Income Account to avoid imposition of tax at the end of each year because it is structured as a “regulated investment company” for federal tax purposes. If distributions are made, unitholders will receive an amount substantially equal to their pro rata share of the available balance of the Income Account of the Company. All distributions will be net of applicable expenses, if any. In addition, excess amounts from the Capital Account of the Company, if any, will be distributed at least annually to the unitholders then of record. Proceeds received from the termination or disposition of any of the Options or other assets after a Record Date and prior to the following Distribution Date will be held in the Capital Account and not distributed until the next Distribution Date applicable to the Capital Account. The trustee shall be required to make a distribution from the Capital Account if the cash balance on deposit therein available for distribution shall be sufficient to distribute at least [$1.00] per unit. The Reserve, Capital and Income Accounts are each non-interest bearing accounts.

Persons who purchase units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received and the trustee has been notified. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business the selling broker-dealer may provide such notice.

The trustee may periodically deduct from the Reserve Account of the Company and, to the extent funds are not sufficient therein, from the Income or Capital Accounts of the Company amounts necessary to pay the expenses of the Company. The trustee may withdraw from such accounts of the Company such amounts as may be necessary to cover redemptions of units. In

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addition, the Company intends to hold cash in the amount of the Company’s anticipated annual aggregate operating expenses to be incurred over the Company’s scheduled life. This cash, along with cash held for payment of organization expenses, will be held in the Reserve Account solely for the purpose of paying these expenses. If this cash is insufficient to pay expenses, the trustee may sell Options or other assets to pay expenses as directed by the sponsor.

Statements to Unitholders. With any distribution, the trustee will furnish to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

The accounts of the Company may, but are not required to, be audited annually at the Company’s expense by an independent public accountant designated by the sponsor. Within a reasonable period of time after the end of each calendar year, the trustee shall furnish to each person who at any time during the calendar year was a unitholder of the Company a statement, covering the calendar year, setting forth for the Company:

(A)	As to the Income Account:

(1)	the amount of income received on the Options or other assets held in the Company’s portfolio (including income received as a portion of the proceeds of any termination or disposition of Options or other assets);

(2)	the amounts paid for purchases of Options or other assets pursuant to the trust agreement, if any, and for redemptions of units;

(3)	the deductions, if any, from the Income Account for payment into the Reserve Account;

(4)	the deductions for applicable taxes and fees and expenses paid by the Company;

(5)	the amounts reserved for purchases of Options or other assets pursuant to the trust agreement, if any;

(6)	the deductions for payment of the sponsor’s expenses of maintaining the registration of the Company units, if any;

(7)	the aggregate distributions from the Income Account to unitholders; and

(8)	the balance remaining after such deductions and distributions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of each calendar year;

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(B)	As to the Capital Account:

(1)	the net proceeds received due to termination, sale, maturity, redemption, liquidation or disposition of any Options or other assets, excluding any portion thereof credited to the Income Account;

(2)	the amount paid for purchases of Options or other assets pursuant to the trust agreement, if any, and for redemptions of units;

(3)	the deductions, if any, from the Capital Account for payments into the Reserve Account;

(4)	the deductions for payment of applicable taxes and fees and expenses paid by the Company;

(5)	the deductions for payment of the sponsor’s expenses of organizing the Company, if applicable;

(6)	the amounts reserved for purchases of Options or other assets pursuant to the trust agreement, if any;

(7)	the deductions for payment of the sponsor’s expenses of maintaining the registration of the Company units, if any;

(8)	the aggregate distributions from the Capital Account to unitholders; and

(9)	the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year; and

(C)	As to the Reserve Account:

(1)	the deductions for payment of applicable taxes, fees and expenses paid by the Company;

(2)	the deductions for payment of the sponsor’s expenses of organizing the Company, if applicable; and

(3)	the deductions for payment of the sponsor’s expenses of maintaining the registration of the Company units, if any; and

(D)	the following information:

(1)	a list of Options or other assets held by the Company as of the last business day of each calendar year and a list which identifies all Options or other assets terminated or sold or other Options or other assets acquired during such calendar year, if any;

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(2)	the number of units outstanding on the last business day of each calendar year;

(3)	the unit value based on the last Company evaluation of the Company made during each calendar year; and

(4)	the amounts actually distributed during each calendar year from the Reserve, Income and Capital Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the Record Dates for such distributions.

Rights of Unitholders. A unitholder may at any time tender units to the trustee for redemption. The death or incapacity of any unitholder will not operate to terminate the Company nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of the Company. No unitholder shall have the right to control the operation and management of the Company in any manner, except to vote with respect to certain amendments of the trust agreement, conversion of the Company to an open-end or closed-end fund structure or termination of the Company as further detailed below.

Amendment and Termination. The trust agreement may be amended from time to time by the sponsor and trustee or their respective successors, without the consent of any of the unitholders, (i) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent with any other provision contained in the trust agreement, (ii) to make such other provision in regard to matters or questions arising under the trust agreement as shall not materially adversely affect the interests of the unitholders or (iii) to make such amendments as may be necessary for the Company to continue to qualify as a regulated investment company for federal income tax purposes if the Company has elected to be taxed as such under the Code. The trust agreement may not be amended, however, without the consent of all unitholders then outstanding, so as (1) to permit, except in accordance with the terms and conditions thereof, the acquisition thereunder of any Options or other assets other than those specified in the schedules to the trust agreement or (2) to reduce the percentage of units the holders of which are required to consent to certain of such amendments. The trust agreement may not be amended so as to reduce the interest in the Company represented by units without the consent of all affected unitholders. Except for the amendments, changes or modifications described above, neither the sponsor, the evaluator, the trustee, nor the supervisor may consent to any other amendment, change or modification of the trust agreement without the giving of notice and the obtaining of the approval or consent of unitholders representing at least 66 2/3% of the units then outstanding of the Company. No amendment may reduce the aggregate percentage of units the holders of which are required to consent to any amendment, change or modification of the trust agreement without the consent of the unitholders of all of the units then outstanding of the Company and in no event may any amendment be made which would (1) alter the rights to the unitholders as against each other, (2) provide the trustee with the power to engage in business or investment activities other than as specifically provided in the trust agreement or (3) adversely affect the tax status of the Company for federal income tax purposes. The trustee will notify unitholders of the substance of any such amendment in the annual report.

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In addition to the foregoing, the sponsor may amend the trust agreement and take such action, and instruct the trustee to take such action, as the sponsor deems necessary or advisable to cause the conversion of the Company from a unit investment trust to an open-end management investment company or a closed-end management investment company under the Investment Company Act of 1940, provided that the sponsor obtains the affirmative vote or consent at a meeting of unitholders of the Company of the lesser of (a) 67% or more of the units present at such meeting, if the holders of more than 50% of the outstanding units of the Company are present or represented by proxy or (b) more than 50% of the outstanding units of the Company.

The trust agreement provides that the Company shall terminate upon the liquidation, redemption or other disposition of the last of the Options or other assets held in the Company but in no event is it to continue beyond the mandatory termination date. If the value of the Company is less than the applicable minimum value stated in the prospectus (40% of the total value of Options deposited in the Company during the initial offering period), the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the Company. The Company may be terminated at any time by the holders of units representing 66 2/3% of the units thereof then outstanding.

Beginning nine business days prior to, but no later than, the scheduled termination date described in the prospectus, the trustee may begin to terminate or sell any remaining Options or other assets held in the Company’s portfolio in connection with the termination of the Company. The sponsor may assist the trustee in these terminations or sales and receive compensation to the extent permitted by applicable law. The termination or sale proceeds will be net of any incidental expenses involved in the sales.

The sponsor will generally instruct the trustee to terminate or sell any remaining Options or other assets as quickly as practicable during the termination proceedings without in its judgment materially adversely affecting the market price of the Options or other assets, but it is expected that any remaining Options or other assets will in any event be terminated or disposed of within a reasonable time after the Company’s termination depending on the liquidity of the Options or other assets being sold. No assurances can be given that the market value of any Options or other assets will not be adversely affected during the termination proceedings.

Approximately thirty days prior to the mandatory termination date of the Company, the trustee will notify unitholders of the termination. Within a reasonable period after termination, the trustee will liquidate any remaining Options or other assets and, after paying any applicable expenses and charges payable by the Company, will distribute to unitholders thereof (upon surrender for cancellation of certificates for units, if issued) their pro rata share of the balances remaining in the accounts of the Company on the fifth business day following receipt of all proceeds from the termination or liquidation of the Options or other assets.

The Trustee. The trustee is The Bank of New York Mellon, a banking corporation organized under the laws of New York. The Bank of New York Mellon has a principal unit investment trust division office at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, (800)         -            . The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

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The trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any Company. In accordance with the trust agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of the Company. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the trust agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in the Company. Pursuant to the trust agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising the Company.

Under the trust agreement, the trustee or any successor trustee may resign and be discharged of the Company created by the trust agreement by executing an instrument in writing and filing the same with the sponsor. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. In case at any time the trustee shall not meet the requirements set forth in the trust agreement, or shall become incapable of acting, or if a court having jurisdiction in the premises shall enter a decree or order for relief in respect of the trustee in an involuntary case, or the trustee shall commence a voluntary case, under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or any receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) for the trustee or for any substantial part of its property shall be appointed, or the trustee shall generally fail to pay its debts as they become due, or shall fail to meet such written standards for the trustee’s performance as shall be established from time to time by the sponsor, or if the sponsor determines in good faith that there has occurred either (1) a material deterioration in the creditworthiness of the trustee or (2) one or more grossly negligent acts on the part of the trustee with respect to the Company, the sponsor, upon sixty days’ prior written notice, may remove the trustee and appoint a successor trustee. Notice of such removal and appointment shall be mailed to each unitholder by the successor trustee. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

The Sponsor. The sponsor of the Company is Barclays Capital Inc. Barclays Capital Inc. and its affiliated companies (collectively, the “Group”) is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. Barclays Capital Inc. is an indirect wholly-owned subsidiary of Barclays PLC, which is the ultimate holding company of the Group. The sponsor’s headquarters are located at 745 Seventh Avenue, New York, New York 10019. You

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can contact the sponsor at this address or by using the contacts listed in the prospectus. The sponsor is a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and the Securities Investor Protection Corporation (“SIPC”).

If at any time the sponsor shall fail to perform any of its duties under the trust agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, (b) terminate the trust agreement and liquidate any Company as provided therein, or (c) continue to act as trustee without terminating the trust agreement.

Barclays Capital Inc. also serves as supervisor. The supervisor may resign, or be removed by the sponsor if the supervisor is an entity other than the sponsor, or if no sponsor is acting, the trustee, in which event the sponsor or trustee, as applicable, is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor supervisor. If upon resignation of the supervisor no successor has accepted appointment within thirty days after notice of resignation, the supervisor may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such resignation or removal and appointment shall be mailed by the trustee to each unitholder.

The Evaluator. The evaluator is                                         . Under the trust agreement, the evaluator or any successor evaluator may resign and be discharged of the Company by executing an instrument in writing and filing the same with the sponsor and the trustee not less than 120 days before such resignation is to take effect. The sponsor, or if no sponsor is acting, the trustee, upon receiving notice of such resignation is obligated to use its best efforts to appoint a successor evaluator promptly. If, upon such resignation of the evaluator, no successor evaluator has been appointed and has accepted the appointment within 90 days after notice of resignation, the retiring evaluator may apply to a court of competent jurisdiction for the appointment of a successor. The sponsor, or if no sponsor is acting, the trustee, upon ten days’ prior written notice, may remove the evaluator and appoint a successor evaluator. Notice of such resignation, removal or appointment shall be mailed to each unitholder by the trustee. Upon execution of a written acceptance of such appointment by such successor evaluator, all the rights, powers, duties and obligations of the original evaluator shall vest in the successor.

Limitations on Liability. The sponsor and supervisor are liable for the performance of their obligations arising from their responsibilities under the trust agreement but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, but shall be liable only for its own willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard for its duties under the trust agreement. The sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the termination or sale of any Options or other assets.

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The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any Options or other assets. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Options or other assets or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

The sponsor, trustee and unitholders may rely on any evaluation furnished by the evaluator, and they shall have no responsibility for the accuracy thereof. The trust agreement provides that the determinations made by the evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the evaluator shall be under no liability to the unitholders, the trustee or sponsor with respect to the performance of its obligations under the trust agreement if performed in good faith but will be liable for its willful misfeasance, bad faith or negligence in the performance of its duties or obligations or by reason of its reckless disregard of its obligations and duties under the trust agreement.

Ownership of Units. Ownership of units will not be evidenced by certificates unless a unitholder, the unitholder’s registered broker/dealer or the clearing agent for such broker/dealer makes a written request to the trustee. In the case of units evidenced by a certificate, units are transferable by presenting and surrendering such certificate to the trustee properly endorsed or accompanied by a written instrument or instruments of transfer which should be sent by registered or certified mail for the protection of the unitholder. Unitholders must sign such certificate or transfer instrument, exactly as their names appear on the records of the trustee and on any certificate representing the units to be transferred.

The trustee may require a unitholder to pay a reasonable fee, to be determined in the sole discretion of the trustee, for each certificate re-issued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the trustee of satisfactory indemnity, affidavit of loss, evidence of ownership and payment of expenses incurred.

Refer to “Administration of the Company—Portfolio Administration” in the prospectus for additional information regarding administration of the Company.

Redemption of Units

A unitholder who does not dispose of units in the secondary market may cause units to be redeemed by the trustee by making a request to the trustee at its unit investment trust division office and, in the case of units evidenced by a certificate, by tendering such certificate to the trustee properly endorsed or accompanied by a written instrument or instruments of transfer in form satisfactory to the trustee. Unitholders must sign such certificate or transfer instrument exactly as their names appear on the records of the trustee and on any certificate representing the

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units to be redeemed. Additional documentation may be requested and a signature guarantee may be required by a participant in the Securities Transfer Agents Medallion Program (“STAMP”) or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the trustee. A certificate should only be sent by registered or certified mail for the protection of the unitholder. Since tender of the certificate is required for redemption when one has been issued, units represented by a certificate cannot be redeemed until the certificate representing such units has been received by the trustee.

Redemption shall be made by the trustee no later than the seventh day following the day on which a tender for redemption is received (the “Redemption Date”) by payment of an amount equivalent to the redemption price, determined as set forth below under “Computation of Redemption Price,” as of the close of regular trading on the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the Company extinguished. The value received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in the Company at the time of redemption. Certain broker-dealers may charge a transaction fee for processing redemption requests. Unit redemptions prior to termination of the Company will be satisfied through a cash distribution as described below. Certain qualified unitholders permitted to hold over-the-counter options may elect to receive an in-kind distribution of the Options upon redemption rather than cash subject to the consent of the Option Counterparties. You should contact the trustee for detailed information on qualifying for an in-kind distribution. The sponsor and its affiliates intend to redeem units they have repurchased from unitholders only through in-kind distribution to the extent the sponsor or such affiliate is permitted to hold over-the-counter options. However, the sponsor reserves the right to discontinue the distribution-in-kind at any time.

Under regulations issued by the Internal Revenue Service, the trustee is required to withhold a specified percentage of the redemption amount per unit if the trustee has not been furnished the redeeming unitholder’s tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return. Under normal circumstances, the trustee obtains the unitholder’s tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the trustee has been provided a certified tax identification number in order to avoid this possible “back-up withholding.” In the event the trustee has not been previously provided such number, one must be provided at the time redemption is requested.

The Company’s trust agreement provides that any units tendered to the trustee for redemption must be offered to the sponsor for repurchase for cash equal to the current redemption price as described in the prospectus under “Investor Information—Selling Units” above. The sponsor anticipates that it or one of its affiliates will repurchase units from unitholders that wish to liquidate units. This would result in a selling unitholder receiving cash proceeds from such sale. If the sponsor or an affiliate repurchases units, it may sell the units to other investors, retain the units or redeem the units. If the sponsor, an affiliate or an affiliated person of the Company redeems units, it will generally receive an in-kind distribution as described below. While the sponsor anticipates that it or an affiliate will repurchase units from

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liquidating unitholders, there is no guarantee that the sponsor or its affiliates will repurchase units and they have no obligation to do so. In the event the sponsor elects not to repurchase units, any amounts distributed on redemption representing income shall be withdrawn from the Income Account of the Company to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for the Company.

If you receive Options in connection with a unit redemption, you will hold Options directly and your investment will differ from an investment in the Company. You will encounter different risks and tax consequences, which will further change if you transfer or otherwise dispose of some of the Options you receive and subsequently do not hold all three kinds of Options or do not hold all three kinds of Options in the same proportions as existed in the Company’s original portfolio. Please see “Investor Information—Investment Risks” and “Investor Information—Taxes” in the prospectus. As described in the prospectus under “Investor Information—Taxes,” if you redeem units and receive an in-kind distribution of Options, you will recognize gain or loss on the redemption in an amount equal to the difference between the value of the Options received on the date of redemption and your tax basis in the units redeemed. The Options received upon redemption will generally have an initial tax basis equal to their respective market values on the date of redemption. As described in the prospectus under “Investor Information—Taxes,” if you hold all of the Options transferred to you after a unit redemption, any gain or loss that you realize on the Options after you receive them will likely be taxed as short-term capital gain or loss regardless of how long you hold the Options, or as ordinary income, to the extent the conversion transactions rules of the Code apply. If you sell the Put Option at a different time than the Call Options, you could have long-term capital gain or loss on disposition (or ordinary income, to the extent the conversion transactions rules of the Code apply) of one set of Options if you held one set of Options for more than one year after the disposition of the other set of Options. If you incur a short-term capital loss, you may not be able to use that loss to offset any ordinary income earned in respect of the Options. The conversion transaction rules of the Code may apply which could result in a portion of the gain on one or more of the Options being treated as ordinary income (notwithstanding a loss on the one or more of the other Options). Thus, if you redeem units and receive an in-kind distribution, you may be required to recognize taxable income notwithstanding you sold the Options at a loss. Prospective investors should seek advice from their own tax advisor in determining the tax consequences of investing in the Company.

The trustee is empowered to terminate or sell Options or other assets in order to make funds available for the redemption of units if unit redemptions are not satisfied through an in-kind distribution. To the extent that Options or other assets are sold, terminated or transferred in an in-kind redemption, the size of the Company will be, and the diversity of the Company may be reduced. Termination or sales may be required at a time when Options or other assets would not otherwise be terminated or sold and may result in lower prices than might otherwise be realized. The value received upon redemption may be more or less than the amount paid by the unitholder depending on the value of the assets in the portfolio at the time of redemption. The ability of the Company to achieve its objective may be adversely affected, and unitholders may be subject to certain unfavorable tax consequences, if the trustee sells Options. In particular, the sale of Options could result in taxable income to the Company that, in turn, would require the Company to make a taxable distribution to investors in order to maintain the Company’s tax status as a Regulated Investment Company.

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The trustee is irrevocably authorized in its discretion, if the sponsor or one of its affiliates does not elect to purchase any unit tendered for redemption, in lieu of redeeming such units, to sell such units in the over-the-counter market for the account of tendering unitholders at prices which will return to the unitholders amounts in cash, net after brokerage commissions, transfer taxes and other charges, equal to or in excess of the redemption price for such units. In the event of any such sale, the trustee shall pay the net proceeds thereof to the unitholders on the day they would otherwise be entitled to receive payment of the redemption price.

The right of redemption may be suspended and payment postponed (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted; (2) for any period during which an emergency exists as a result of which disposal by the trustee of securities held in the Company’s portfolio is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the securities held in the Company’s portfolio in accordance with the trust agreement; or (3) for such other period as the Securities and Exchange Commission may by order permit. The trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

The redemption price for units of the Company is computed by the trustee as of the Evaluation Time next occurring after the tendering of a unit for redemption and on any other business day desired by the trustee or requested by the sponsor, by:

A.	Adding: (1) the cash on hand in the Company other than cash deposited in the Company to purchase Options or other assets not applied to the purchase of such Options or other assets and (2) the aggregate value of each issue of the Options or other assets held in the Company as determined by the evaluator as described in the prospectus under “Investor Information—Buying Units—Value of the Options”;

B.	Deducting therefrom (1) amounts representing any applicable taxes or governmental charges payable out of the Company and for which no deductions have been previously made for the purpose of additions to the Reserve Account; (2) an amount representing estimated accrued expenses, including but not limited to legal and auditing expenses and fees and expenses of the trustee, the evaluator, the supervisor, the sponsor, if any; (3) cash held for distribution to unitholders of record as of the business day prior to the evaluation being made; and (4) other liabilities incurred by the Company, provided that the redemption price will not be reduced by any remaining organization costs during the initial offering period, if any; and

C.	Finally dividing the results of such computation by the number of units of the Company outstanding as of the date of such evaluation.

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Additional information about redemptions is included in the prospectus under “Investor Information—Selling Units—Redeeming Units”.

Retirement Plans

Each fiduciary of a pension, profit sharing or other employee benefit plan (a “Plan”) subject to ERISA, should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in units of the Company. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA and Section 4975 of the Code. In addition, fiduciaries of benefit plans that are not subject to ERISA should assure themselves that purchases of units will not violate applicable law.

Section 406 of ERISA and Section 4975 of the Code prohibit Plans, as well as individual retirement accounts and Keogh plans subject only to Section 4975 of the Code (also “Plans”) from engaging in certain transactions involving “Plan Assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the Plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless relief is available under an applicable statutory or administrative exemption. Some employee benefit plans and arrangements including those that are governmental plans, certain church plans and foreign plans (“non-ERISA arrangements”) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws that may or may not have restrictions similar to those found in ERISA and the Code.

The U.S. Department of Labor has issued certain prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for such direct or indirect prohibited transactions that may arise from the purchase or holding of units of the Company. These exemptions include but are not limited to:

(a) PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

(b) PTCE 84-24, an exemption for certain transactions involving investment companies;

(c) PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

(d) PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

(e) PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

(f) PTCE 96-23, an exemption for Plan Asset transactions managed by in-house asset managers.

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The units of the Company may not be purchased or held by (1) any Plan, (2) any entity whose underlying assets include Plan Assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) pursuant to Department of Labor Regulation 29 CFR 2510.3-101, as modified by Section 3(42) of ERISA, or otherwise or (3) any person investing Plan Assets of any Plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable statutory or similar exemption. Any purchaser or holder of the units of the Company will be deemed to have represented by its purchase and holding of the units that it either (1) is not a Plan or a Plan Asset Entity and is not purchasing those units on behalf of or with Plan Assets of any Plan or Plan Asset Entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. Any purchaser or holder of the units of the Company that is or is using the assets of, directly or indirectly, a non-ERISA arrangements will be deemed to have represented, by its purchase and holding of the units of the Company, that the purchase, holding and subsequent disposition of the units and the transactions contemplated hereby do not constitute non-exempt violations of any applicable federal, state, local or foreign laws, rules, regulations or other restrictions, regardless of whether those restrictions are materially similar to Section 406 of ERISA and/or Section 4975 of the Code.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing units of the Company on behalf of or with Plan Assets of any Plan, Plan Asset Entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

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